SHARE PURCHASE AGREEMENT

BETWEEN

SINO GOLD MINING PTY LIMITED

AND

ELDORADO GOLD CORPORATION

AND

CHINA NATIONAL GOLD GROUP HONG KONG LIMITED

AND

CHINA NATIONAL GOLD GROUP CORPORATION

Dated as of [redacted], 2016
APRIL 25

Table of Contents

SHARE PURCHASE AGREEMENT

THIS AGREEMENT is dated the 25 day of April, 2016.

BETWEEN: **SINO GOLD MINING PTY LIMITED**, ACN 093 518 579, a company existing under the laws of New South Wales, Australia

(**"Sino Gold"**)

AND: **ELDORADO GOLD CORPORATION**, a company existing under the laws of Canada

(**"ELD"**)

AND: **CHINA NATIONAL GOLD GROUP HONG KONG LIMITED**, a company existing under the laws of Hong Kong

(the **"Purchaser"**)

AND: **CHINA NATIONAL GOLD GROUP CORPORATION**, a company existing under the laws of PRC

(the **"Parent"**)

WHEREAS:

A. Sino Gold is the legal and beneficial holder of all of the issued and outstanding shares in the capital of SMG (the **"SMG Shares"**);

B. Sino Gold is Controlled by ELD;

C. the Purchaser is Controlled by the Parent;

D. the Purchaser wishes to purchase from Sino Gold, and Sino Gold wishes to sell to the Purchaser, the SMG Shares on the terms and conditions detailed in this Agreement; and

E. the Purchaser has provided to Sino Gold a confirmation issued by the NDRC on the project information report submitted by the Purchaser for the execution of this Agreement.

NOW THEREFORE in consideration of the mutual covenants and agreements contained in this Agreement and other good and valuable consideration (the receipt and sufficiency of which is hereby acknowledged), the Parties agree as follows:

PART 1
INTERPRETATION

1.1 Definitions

In this Agreement the following words and phrases have the following meanings:

(a) **"Accountant's Determination"** has the meaning given in Section 11.2;

(b) **"Acquisition"** means the acquisition, by the Purchaser from Sino Gold, of the SMG Shares on the terms and conditions set forth herein;

(c) **"Advisors"** has the meaning given in Section 10.9(a);

(d) **"Affiliate"**, with respect to any specified Person at any time, means each Person directly, or indirectly through one or more intermediaries:

(i) Controlling;

(ii) Controlled by; or

(iii) under direct or indirect common Control with such specified Person,

at such time;

(e) **"Agreement"** means this Share Purchase Agreement, and all of the schedules attached hereto, as it may from time to time be duly supplemented or amended;

(f) **"Applicable Laws"** means, with respect to any Person, any domestic (whether federal, state, territorial, provincial, municipal or local) or foreign statute, law, ordinance, rule, administrative interpretation, regulation, order, writ, injunction, directive, judgment, decree or other requirement of any Governmental Authority applicable to such Person or any of its Affiliates or any of their respective properties and assets;

(g) **"Australian Accounting Standards"** means the Australian Accounting Standards established by the Australian Accounting Standards Board;

(h) **"Authorization"** means any authorization, order, permit, approval, grant, licence, registration, consent, right, notification, condition, franchise, privilege, certificate, award, determination, direction, decision, decree, bylaw, rule or regulation and includes any Environmental Authorization;

(i) **"Business Day"** means any day, other than Saturday, Sunday or a statutory holiday in:

(i) Vancouver, Canada;

(ii) Sydney, Australia;

(iii) Beijing, PRC; or

(iv) Hong Kong;

(j) **"Cash Amount"** means, at a particular time, the Sino Gold Proportionate Interest in the aggregate amount of cash, cash equivalents and term deposits (but not cash bonds or deposits posted as security for reclamation obligations):

(i) in the possession of the SMG Group members; or

(ii) on deposit to the credit of the SMG Group members in bank accounts maintained by SMG Group members,

net of Debt and Debt-like Amounts, which amount is expressed in US$, on a basis consistent with the SMG Group Trial Balance and a sample determination of which is attached hereto as Schedule L;

(k) **"Cash Deficiency"** has the meaning given in Section 11.1(d);

(l) **"Cash Increase"** has the meaning given in Section 11.1(c);

(m) **"Claim"** means any claim, demand, action, cause of action, damage, loss, cost, liability or expense, including, without limitation, reasonable professional fees and all costs incurred in investigating or pursuing any of the foregoing or any proceeding relating to any of the foregoing;

(n) **"Closing"** means the closing of the Acquisition;

(o) **"Closing Cash Consideration"** means $300,000,000:

(i) plus the Pre-Closing Cash Amount; and

(ii) plus or minus, respectively, the amount by which the Pre-Closing Working Capital Amount exceeds or is less than the Normalised Working Capital Amount;

(p) **"Closing Date"** has the meaning given in Section 2.3;

(q) **"Closing Date Cash Amount"** means the Cash Amount as at the Closing Date;

(r) **"Closing Date Working Capital Amount"** means the Working Capital Amount as at the Closing Date;

(s) **"Competition Act"** means the *Competition Act*, R.S.C. 1985, c. C-34, as amended;

(t) **"Confidentiality Agreement"** means the agreement between ELD and the Parent dated October 13, 2014, as amended by an amendment dated January 12, 2016, a copy of which is attached as Schedule H;

(u) **"Confidential Information"** includes:

(i) the existence of this Agreement;

(ii) the contents of this Agreement;

(iii) any instruments referred to or contemplated by this Agreement;

(iv) the fact of the Acquisition;

(v) all information concerning or relating to the Acquisition of which a Party becomes aware; and

(vi) any information exchanged between the Parties, including information with respect to ELD, Sino Gold, any Affiliate of ELD (including any member of the SMG Group), any SMG Group Asset and any SMG Group Business, whether or not in the Data Room,

but shall not include any such Confidential Information which has been or becomes publicly disclosed by ELD or an affiliate of ELD, other than an SMG Group member;

(v) **"Control"** when used to indicate a relationship with any Person means the possession of the power, in law or in fact, to direct or cause the direction of the management and policies of a Person, whether through legal and beneficial ownership of a majority of voting securities or other equity interests, by agreement or otherwise and **"Controls"**, **"Controlled"** and **"Controlling"** have the correlative meanings;

(w) **"Cut Off Date"** means [redacted] 25 AUGUST 2016 or such other date as deemed extended pursuant to Section 3.2(a)(i); **[NTD The date four (4) months following the Execution Date]**

(x) **"Data Room"** means that specific material contained in the virtual data room established by ELD and available for the Purchaser to access beginning October 31, 2014 and from time to time thereafter, as amended from time to time, and as listed in the index initialled by Sino Gold and the Purchaser prior to the Execution Date pursuant to Section 2.2(a);

(y) **"Deadline"** means the date that is one (1) month following the Execution Date, as such date is or may be extended pursuant to Section 3.2(a)(i);

(z) **"Debt"** means all borrowings from any Person (not including an SMG Group member);

(aa) **"Debt-like Amounts"** means:

(i) accrued Jinfeng annual vacation/roster leave compensation;

(ii) accrued Jinfeng income taxes payable; and

(iii) balances, if any, of any SMG Group member in relation to:

(A) provisions for contingent liabilities; and

(B) non-trade intra-group payable to Sino Gold or an Affiliate of Sino Gold, other than Eldorado Gold (Beijing) Management Co. Ltd. and an SMG Group member;

(bb) **"ELD"** means Eldorado Gold Corporation, a corporation existing under the laws of Canada;

(cc) **"ELD Public Documents"** means all documents or information filed on SEDAR by ELD since December 24, 2009;

(dd) **"ELD Rep"** means any representation or warranty made by ELD pursuant to Section 5.1;

(ee) **"ELD Senior Management"** means ELD's:

[REDACTED: LIST OF MANAGEMENT]

(ff) **"Encumbrance"** means any mortgage, charge, pledge, hypothecation, security interest, lien, easement, right-of-way, encroachment, covenant, condition, right of re-entry, lease, license, assignment, option, Claim or encumbrance of whatever kind or nature, whether or not registered or registrable;

(gg) **"Environmental Law"** means any Applicable Law relating to the protection of the environment, including those pertaining to the use, storage, disposal,

treatment, labelling, transport, handling, presence or discharge of Hazardous Substances;

(hh) **"Environmental Authorizations"** means any Authorizations issued or granted pursuant to Environmental Laws;

(ii) **"Escrow Deed"** means the agreement attached as Schedule S;

(jj) **"Escrowed Funds"** means the funds paid to the Escrow Agent pursuant to Section 11.5(b)(i) or Section 17.2(g)(i);

(kk) **"Escrow Agent"** means Computershare Investor Services Pty Limited;

(ll) **"Estimated Tax Amount"** has the meaning given in Section 17.2(c);

(mm) **"Estimated Cash Amount"** means the Cash Amount, calculated in respect of a completed month end;

(nn) **"Estimated Working Capital Amount"** means the Working Capital Amount, calculated in respect of a completed month end;

(oo) **"Excluded Claim"** means any Sino Gold Claim based upon a breach of the Sino Gold Rep given pursuant to Section 4.1(i), Section 4.1(j) or Section 4.1(m);

(pp) **"Execution Date"** means the date of this Agreement;

(qq) **"Existing State of the Mine"** means the environmental and physical state of the Operation as of the Closing Date;

(rr) **"Financial Statements"** means collectively, the Jinfeng Financial Statements and the SMG Financial Statements;

(ss) **"FMD"** means Fasken Martineau DuMoulin LLP;

(tt) **"Governmental Authority"** means any federal, central, provincial, state, municipal, county or regional governmental or quasi-governmental authority, domestic or foreign, and includes any ministry, department, commission, bureau, board, administrative or other agency, regulatory body or instrumentality thereof, including, without limitation, any securities commission, stock exchange or other securities regulatory authority, whether a self-regulating body or otherwise;

(uu) **"Hazardous Substances"** means any substances or materials which are toxic, hazardous or deleterious, and defined as such under Environmental Law, or that are otherwise prohibited or controlled by Environmental Law;

(vv) **"Indirect Transfer Guidance"** means the State Administration of Taxation Announcement Regarding Certain Enterprise Income Tax Matters on Indirect Transfers of Properties by Non-Resident Enterprises (关于非居民企业间接转让财产企业所得税若干问题的公告) (Announcement [2015] No. 7), as may be

amended or supplemented from time to time, and any superseding law, regulation or rule on the tax treatment of indirect transfers of Chinese taxable property, and any other relevant PRC law, regulation or rule regarding anti-avoidance of PRC Tax;

(ww) "**IFRS**" means, at any given date, International Financial Reporting Standards as issued by the International Accounting Standards Board, which include standards and interpretations adopted by the International Accounting Standards Board, applied on a consistent basis;

(xx) "**Information Technology**" means computer software;

(yy) "**Intellectual Property**" means patents, copyrights, trademarks, industrial designs, design patents, and any similar rights and any other proprietary rights relating thereto;

(zz) "**Initial Dispute Period**" has the meaning given in Section 11.8(a);

(aaa) "**Investment Canada Act**" means the *Investment Canada Act*, R.S.C. 1985, c. 28 (1st Supp.), as amended;

(bbb) "**Jinfeng**" means Sino Guizhou Jinfeng Mining Limited;

(ccc) "**Jinfeng Financial Statements**" means:

(i) the audited annual financial statements of Jinfeng included in the Data Room and watermarked "C", comprising:

(A) balance sheets;

(B) income statements;

(C) statements of cash flows; and

(D) statements of changes in owner's equity,

together with the notes thereon, for the years ended December 31, 2015, December 31, 2014 and December 31, 2013 prepared in accordance with Chinese Accounting Standards for Business Enterprises and expressed in Renminbi; and

(ii) the Jinfeng Trial Balance as at March 31, 2016 and watermarked "C";

(ddd) "**Jinfeng JV**" means the joint venture contract between SMG and Lannigou dated April 30, 2001, as amended;

(eee) "**Jinfeng Payable**" means the indebtedness owed by Jinfeng to Sino Gold (not to any other Person) in the amount of approximately
equivalent thereof;

[REDACTED AMOUNT]

(fff) **"Jinfeng Trial Balance"** means the Trial Balance of Jinfeng;

(ggg) **"Lannigou"** means Guizhou Lannigou Gold Mine Limited;

(hhh) **"Latest Trial Balance"** at a particular time, means the most recent SMG Group Trial Balance at that time;

(iii) **"Legal Representative"** means the person appointed to act on behalf of a company pursuant to Article 38 of the General Principles of Civil Law of the PRC;

(jjj) **"Loss"** means any damage, losses, liabilities, damages, costs, charges and expenses;

(kkk) **"Material Adverse Effect"** means an effect (or a series of effects, which, cumulatively, result in an effect) which may reasonably be considered to have (or is likely to have) a material and adverse result, on an ongoing basis, on the business operations or financial condition of the SMG Group and which has not been cured on or before Closing, but shall not include any change, effect, event or occurrence:

(i) relating to credit markets, equity markets or commodity markets;

(ii) relating to the weighted average cost of capital of either the Parent or ELD;

(iii) relating to general economic, business, regulatory, political or market conditions or in national or global financial or capital markets, (including any moratorium, suspension or restriction in or on trading in securities generally, including on the Toronto Stock Exchange, the Hong Kong Stock Exchange, the New York Stock Exchange, the NASDAQ Global Market, the London Stock Exchange, the Tokyo Stock Exchange, the Shanghai Stock Exchange or the Shenzhen Stock Exchange) provided that such effect does not have a materially disproportionate effect on the SMG Group;

(iv) affecting the worldwide gold mining industry in general and which does not have a materially disproportionate effect on the SMG Group;

(v) resulting from changes in the price of gold or currency exchange rates;

(vi) resulting from any adoption, proposal, implementation or change in the application of Applicable Laws (other than PRC laws) or the interpretation of any such Applicable Laws by any Governmental Authority provided that such effect does not have a materially disproportionate effect on the SMG Group;

(vii) resulting from any adoption, proposal, implementation or change in application of Applicable Laws in the PRC or any interpretation of Applicable Laws by any Governmental Authority in the PRC;

(viii) resulting from any change in exchange controls;

(ix) resulting from any change in:

(A) accounting rules or rules in Canada, Australia, the PRC or anywhere; or

(B) IFRS,

or the interpretation thereof;

(x) resulting from declaration of a national or international emergency or act of war, outbreak or escalation of hostilities (whether or not war is declared), calamity, crisis, epidemic, pandemic, outbreak of infectious disease, economic sanctions, act of terrorism in or affecting Canada, the PRC, Australia, Hong Kong, the United States of America, the European Union (or any member thereof), or Japan provided that such effect does not have a materially.disproportionate effect on the SMG Group;

(xi) resulting from a natural disaster (such as an earthquake) other than a natural disaster occurring in and around the location of the Operation;

(xii) relating to any general moratorium on commercial banking activities in any of those jurisdictions referenced in Section 1.1(kkk)(x) or any disruption in commercial banking or foreign exchange trading or securities settlement or clearance services, procedures or matters in any of those jurisdictions provided that such effect does not have a materially disproportionate effect on the SMG Group;

(xiii) resulting from any act of civil unrest at the local communities in and around the location of the Operation;

(xiv) resulting from any labour activities or work stoppages, other than as a result of the wrongful act on the part of ELD, Sino Gold or an SMG Group member;

(xv) resulting from any action taken by ELD, Sino Gold, or any Affiliate of ELD (including any member of the SMG Group) which is required to be taken in response to a request or order from any relevant government authority, body or organization including any such authority, body or organization in Canada, Australia, Hong Kong or the United States of America, excluding any such authority, body or organization in the PRC, and provided that such effect does not have a materially disproportionate effect on the SMG Group;

(xvi) resulting from any action taken by ELD, Sino Gold, or any Affiliate of ELD (including any member of the SMG Group) which is required to be in response to a request or order from any relevant government authority, body or organization in the PRC;

(xvii) resulting from any action taken by ELD, Sino Gold, or any Affiliate of ELD (including any member of the SMG Group) which is required to be taken pursuant to this Agreement;

(xviii) resulting from the execution, performance or announcement of this Agreement;

OR

(xix) resulting from any action taken or omitted to be taken:

(A) at the written request of the Purchaser; or

(B) with the written consent of the Purchaser,

provided that any diminution in the value of the SMG Group based solely on market fluctuations in the ELD share price shall not constitute a Material Adverse Effect;

(lll) **"MI 61-101"** means Multilateral Instrument 61-101 – Protection of Minority Security Holders in Special Transactions - of the Canadian Securities Administrators, and any successor thereto;

(mmm) **"MI 62-104"** means Multilateral Instrument 62-104 – Takeover Bids and Issuer Bids - of the Canadian Securities Administrators, and any successor thereto;

(nnn) **"Mining Concessions"** means interests in mineral title issued by the relevant Government Authorities, including claims, concessions, exploration licences, exploitation licences and mining leases;

(ooo) **"Misrepresentation"** means:

(i) a materially untrue statement of a material fact; or

(ii) an omission to state a material fact that is:

(A) required to be stated; or

(B) necessary,

to prevent a statement that is made from being materially false or materially misleading in the circumstances in which it was made;

(ppp) **"NDRC"** means the PRC National Development and Reform Commission;

(qqq) **"NI 43-101"** means National Instrument 43-101 – Standards of Disclosure for Mineral Projects - of the Canadian Securities Administrators, and any successor thereto;

(rrr) **"Nominated Resolver"** means Ernst & Young LLP, Hong Kong;

(sss) **"Normalised Working Capital Amount"** means [REDACTED AMOUNT]

(ttt) **"Notice"** means any notice or other communication under this Agreement;

(uuu) **"Operation"** means the Lannigou Jinfeng mining operations, including the open pit, underground facilities, processing and other operational facilities, tailings dams and impoundment facilities, waste rock dumps, camps and administration buildings, roads and all other facilities and improvements directly and indirectly involved therein;

(vvv) **"Parent"** means China National Gold Group Corporation, a company existing under the laws of PRC;

(www) **"Parent Rep"** means any representation or warranty made by the Parent pursuant to Section 7.1;

(xxx) **"Parties"** means Sino Gold, ELD, the Purchaser and the Parent;

(yyy) **"PCMLA"** means the *Proceeds of Crime (Money Laundering) and Terrorist Financing Act* (Canada);

(zzz) **"Person"** means any natural person, corporation, partnership, joint venture, unincorporated association, unincorporated syndicate, unincorporated organization, trust, government, Governmental Authority, trustee, executor, administrator, legal representative or any other entity, whether acting in an individual, fiduciary or other capacity;

(aaaa) **"Personal Information"** means any information obtained or possessed by the SMG Group regarding an individual, including an employee, that falls within the scope of the term of "*personal information*" or a similar defined term under:

(i) any applicable privacy legislation; or

(ii) other legislation of comparable intent;

(bbbb) **"PRC"** means the People's Republic of China and, for the purpose of this Agreement only, excluding Hong Kong, Macau and Taiwan;

(cccc) **"Pre-Closing Cash Amount"** has the meaning given pursuant in Section 2.4(a);

(dddd) **"Pre-Closing Working Capital Amount"** means the Estimated Working Capital Amount, in respect of which Notice, pursuant to Section 10.1(c), has been most recently given prior to Closing;

(eeee) **"Privileged Material"** has the meaning given in Section 10.9(b);

(ffff) **"Privileged Matters"** has the meaning given in Section 10.9(a);

(gggg) **"Proceeding"** means any action, suit, litigation, arbitration, proceeding (including any civil, criminal, administrative, investigative or appellate proceeding), hearing, inquiry, audit, examination or investigation commenced, brought, conducted or heard by or before, or otherwise involving, any:

(i) Court;

(ii) other Governmental Authority;

(iii) arbitrator; or

(iv) arbitration panel;

(hhhh) **"Proposed Adjustment Notice"** has the meaning given in Section 11.4(c);

(iiii) **"Purchase Price"** means the Closing Cash Consideration, subject only to the adjustments herein specifically provided for pursuant to Sections 8.11 and 11.1;

(jjjj) **"Purchaser"** means China National Gold Group Hong Kong Limited, a company existing under the laws of Hong Kong;

(kkkk) **"Purchaser Related Parties"** mean:

(i) all Affiliates of the Purchaser and/or Parent; and

(ii) any Person acting jointly or in concert with the Purchaser and/or Parent or any of their Affiliates;

(llll) **"Purchaser Rep"** means any representation or warranty made by the Purchaser pursuant to Section 6.1;

(mmmm) **"Purchaser's Advisors"** means the Persons advising the Purchaser in respect of the Acquisition, including the Purchaser's solicitors, financial advisors, tax advisors, representatives and prospective lenders;

(nnnn) **"Purchaser's Required Approvals"** means the approvals required by the Purchaser for the Closing, as detailed in Schedule I;

(oooo) **"Purposes"** has the meaning given in Section 10.9(e)(i);

(pppp) **"Release Notice"** has the meaning given in the Escrow Deed;

(qqqq) **"Regulation S"** means Regulation S under the 1933 Act;

(rrrr) **"Required Approvals"** means the Sino Gold Required Approvals, Purchaser's Required Approvals or Transaction Required Approvals, as the case may be;

(ssss) **"Resolver"** means the Person charged, if required hereunder, with determining the Closing Date Working Capital Amount;

(tttt) **"Review Period"** has the meaning given in Section 11.4(a);

(uuuu) **"SAT"** means the PRC State Administration of Taxation;

(vvvv) **"SEDAR"** means the system for electronic document analysis and retrieval of the Canadian Securities Administrators;

(wwww) **"Sino Gold"** means Sino Gold Mining Pty Limited ACN 093 518 579, a company existing under the laws of New South Wales, Australia;

(xxxx) **"Sino Gold Claim"** means a Claim by the Purchaser or any of its Affiliates against Sino Gold, ELD or any of their Affiliates (other than members of the SMG Group);

(yyyy) **"Sino Gold Proportionate Interest"**, in respect of an amount, means:

(i) 100% in respect of SMG; and

(ii) 82% in respect of Jinfeng;

(zzzz) **"Sino Gold Related Parties"** mean:

(i) all Affiliates of Sino Gold and/or ELD; and

(ii) any Person acting jointly or in concert with Sino Gold and/or ELD or any of their Affiliates;

(aaaaa) **"Sino Gold Rep"** means any representation or warranty made by Sino Gold pursuant to Section 4.1;

(bbbbb) **"Sino Gold Required Approvals"** means the approvals required by Sino Gold for the Closing, as detailed in Schedule J;

(ccccc) **"SMG"** means Sino Mining Guizhou Pty Ltd ACN 094 694 970;

(ddddd) **"SMG Financial Statements"** means the:

(i) audited annual financial reports (special purpose) of SMG included in the Data Room and watermarked "C", comprising:

(A) statement of financial position;

(B) statement of profit or loss and other comprehensive income;

(C) statements of cash flows; and

(D) statements of changes in equity,

together with the notes thereon, for the years ended December 31, 2014 and December 31, 2013, prepared in accordance with Australian Accounting Standards and expressed in US$;

(ii) unaudited annual financial reports (special purpose) of SMG included in the Data Room and watermarked "C", comprising:

(A) statement of financial position;

(B) statement of profit or loss and other comprehensive income;

(C) statements of cash flows; and

(D) statements of changes in equity,

together with the notes thereon, for the year ended December 31, 2015, prepared in accordance with Australian Accounting Standards and expressed in US$; and

(iii) unaudited interim financial reports (special purpose) of SMG included in the Data Room and watermarked "C", comprising:

(A) statement of financial position;

(B) statement of profit or loss and other comprehensive income;

(C) statements of cash flows; and

(D) statements of changes in equity,

together with the notes thereon, for the 3 month period ended March 31, 2016, prepared in accordance with Australian Accounting Standards and expressed in US;

(eeeee) "**SMG Group**" means, collectively, SMG and Jinfeng;

(fffff) "**SMG Group Assets**" means the rights, properties and assets of the SMG Group, whether or not:

(i) real or personal;

(ii) tangible or intangible; or

(iii) owned, leased or licensed,

including the interests of the SMG Group in the SMG Group Property, the SMG Group Equipment, SMG Group Information Technology Interests, the SMG Group Intellectual Property Interests and the SMG Group Material Contracts;

(ggggg) "**SMG Group Business**" means the business carried on by the SMG Group in respect of the SMG Group Property as of the Execution Date, including mineral exploration, development and mining;

(hhhhh) "**SMG Group Equipment**" means the supplies, machinery and equipment owned by SMG Group members and having an individual net book value in excess of

(iiiii) "**SMG Group Information Technology Interests**" means the interest of any SMG Group member in any Information Technology;

(jjjjj) "**SMG Group Intellectual Property Interests**" means the interest of any SMG Group member in any Intellectual Property which is material to the SMG Group Business;

(kkkkk) "**SMG Group Material Contract**" means the agreements to which any SMG Group member is a party which pertain to:

(i) performance of any right or obligation by any party to such agreement:

(A) which may occur over a period of time greater than a rolling 12 month period; and

(B) with a value of greater than [Redacted amounts]

or

(ii) an aggregate obligation, expenditure, receipt or transfer or other disposition of property with a value of greater than

(lllll) "**SMG Group Mining Concessions**" means the Mining Concessions owned or held by the SMG Group members;

(mmmmm) "**SMG Group Pending Application**" means an application pertaining and material to the SMG Group Business, made by an SMG Group member to a Governmental Authority, in relation to an Authorization or a Mining Concession, in respect of which application a final determination remains pending as at the Execution Date;

(nnnnn) "**SMG Group Property**" means the SMG Group Mining Concessions and the SMG Group Real Property as well as all structures and improvements located thereon or within;

(ooooo) "**SMG Group Real Property**" means the interest of any SMG Group member in any real property;

(ppppp) **"SMG Group SAP/Excel Data"** means the SAP financial data specifically relevant only to Jinfeng and the Excel financial data specifically relevant to SMG, in each case for the two (2) years preceding the Closing Date;

(qqqqq) **"SMG Group Tangible Assets"** means, collectively, the SMG Group Equipment and the SMG Group Property;

(rrrrr) **"SMG Group Trial Balance"** means each of the Jinfeng Trial Balance and the SMG Trial Balance;

(sssss) **"SMG Shares"** has the meaning given in Recital A;

(ttttt) **"SMG Trial Balance"** means the Trial Balance of SMG;

(uuuuu) **"Standard Charge"** means tl [Redacted charge numbers & name of secured creditor]

(vvvvv) **"Tax"** has the meaning given in Section 17.2(a);

(wwwww) **"Tax Assessment"** has the meaning given in Section 17.2(e);

(xxxxx) **"Tax Payable"** has the meaning given in Section 17.2(e);

(yyyyy) **"Tax Payment Certificate"** means a formal receipt from the applicable PRC tax authorities evidencing payment of Tax

(zzzzz) **"Transaction Required Approvals"** means the approvals required by the Parties for the Closing, as detailed in Schedule K;

(aaaaaa) **"Trial Balance"** means a trial balance (a report listing the debit and credit balances of its general ledger accounts at a particular time in US$), the amounts being in accordance with ELD accounting policies;

(bbbbbb) **"Working Capital Amount"** means the Sino Gold Proportionate Interest in the sum of the SMG Group's:

(i) current receivables; plus

(ii) inventory; minus

(iii) current accounts payable and accrued liabilities;

at a particular time, calculated in US$, based on the SMG Group Trial Balance at that particular time and a sample calculation, illustrating methodology and assumptions, is attached hereto as Schedule M;

(cccccc) **"Working Capital Deficiency"** has the meaning given in Section 11.1(b);

(dddddd) **"Working Capital Increase"** has the meaning given in Section 11.1(a);

(eeeeee) **"1933 Act"** means the U.S. Securities Act of 1933, as amended.

1.2 Schedules

The following are the schedules to this Agreement:

Schedule A	SMG Group Mining Concessions
Schedule B	SMG Group Equipment
Schedule C	SMG Group Real Property
Schedule D	SMG Group Material Contracts
Schedule E	SMG Group Pending Applications
Schedule F	SMG Group Intellectual Property Interests
Schedule G	SMG Group Insurance Policies - Information
Schedule H	Confidentiality Agreement
Schedule I	Purchaser's Required Approvals
Schedule J	Sino Gold Required Approvals
Schedule K	Transaction Required Approvals
Schedule L	Sample Cash Amount Determination
Schedule M	Sample Working Capital Amount Calculation
Schedule N	SMG Group Corporate Chart
Schedule O	SMG Group Information Technology Interests
Schedule P	SMG Group Employee Benefit Plans
Schedule Q	Other Information Technology Interests
Schedule R	Form of Release/Indemnity Agreements
Schedule S	Escrow Deed
Schedule T	Form of Release

1.3 Interpretation

For the purposes of this Agreement, except as otherwise provided herein:

(a) the words **"herein"**, **"hereof"** and **"hereunder"** and other words of similar import refer to this Agreement as a whole and not to any particular section, paragraph, subparagraph, clause or sub clause of this Agreement so designated;

(b) a reference to a Part or Section is to a Part or Section of this Agreement;

(c) words importing the masculine gender include the feminine or neuter, words in the singular include the plural, words importing a corporate entity include individuals, and vice versa;

(d) if any defined term is defined in the plural, then the singular variant of such defined term shall indicate one of them and vice versa;

(e) the headings to the Parts and Sections of this Agreement are inserted for convenience of reference only and do not form a part of this Agreement and are

not intended to interpret, define or limit the scope, extent or intent of this Agreement or any provision hereof;

(f) unless the context otherwise requires, all accounting terms not otherwise defined in this Agreement have the meanings assigned to them, as applicable, in accordance with IFRS;

(g) the word "**or**" is not exclusive and the word "**including**", when following a general statement, term or matter, is not to be construed as limiting such general statement, term or matter to the specific items or matters set forth or to similar items or matters (whether or not qualified by non-limiting language such as "**without limitation**" or "**but not limited to**" or other words of similar import) but, rather, as permitting the general statement or term to refer to all other items or matters that could reasonably fall within its possible scope;

(h) the words "**to the knowledge of**" (or words of similar effect) mean, when modifying a representation, warranty or other statement of Sino Gold, that such representation, warranty or other statement is made based on the actual knowledge of ELD Senior Management after reasonable enquiry;

(i) the words "**beneficial ownership**" (or words of similar effect) includes deemed beneficial ownership, as determined pursuant to Section 1.6 of MI 61-101 and Section 1.8 of MI 62-104;

(j) the words "**acting jointly or in concert**" (or words of similar effect) have the meaning attributed to such words as determined pursuant to Section 1.9 of MI 62-104;

(k) when the word '**may**' is used herein in reference to an act of a Party, then whether or not such act is taken by such Party is in the absolute and unfettered discretion of such Party;

(l) a reference to a statute includes and is a reference to such statute and to the regulations made pursuant thereto with all amendments made thereto and in force from time to time, and to any statute or regulations that may be passed that have the effect of supplementing or superseding such statute or such regulations;

(m) unless otherwise specifically noted, all references to "**$**" or "**US$**" or sums of money that are referred to in this Agreement are, unless otherwise stated, expressed in the lawful money of the United States of America; and

(n) unless otherwise specifically noted, all payments of any sum of money hereunder shall be payable by way of wire transfer to the bank account of the payee and shall not be considered paid by the payor until receipt has been confirmed by the payee's bank to the payee.

PART 2
PURCHASE AND SALE

2.1 Purchase and Sale of Shares

Subject to and in consideration of the terms and conditions contained in this Agreement:

(a) Sino Gold agrees to sell and transfer the SMG Shares to the Purchaser for the Purchase Price; and

(b) the Purchaser agrees to purchase the SMG Shares from Sino Gold for the Purchase Price.

2.2 Conditions to Execution

Prior to execution of this Agreement:

(a) Sino Gold and the Purchaser must have initialled and exchanged a copy of the Data Room index; and

(b) Sino Gold must have delivered to the Purchaser the Latest Trial Balance for the last month end prior to the Execution Date, watermarked "C".

2.3 The Closing Date

Subject to Part 3, unless otherwise agreed in writing between the Parties, the Closing will be at the offices of Herbert Smith Freehills LLP in Sydney, Australia at 10:00 a.m. (local time) on the twelfth (12th) Business Day following the date that the last Required Approval has been satisfied, released or waived (the "**Closing Date**").

2.4 Pre-Closing Actions

(a) Sino Gold must, no earlier than twelve (12) Business Days prior to the Closing Date and no later than ten (10) Business Days prior to the Closing Date, calculate the then current Cash Amount (the "**Pre-Closing Cash Amount**") and provide Notice of same to the Purchaser, together with a calculation thereof consistent with Schedule L.

(b) The Purchaser must, no later than two (2) Business Days before Closing:

(i) provide evidence, to the satisfaction of Sino Gold, acting reasonably, that the Closing Cash Consideration is:

(A) in an account of an internationally recognized bank located outside of the PRC from which it is freely transferrable to Australia; and

(B) irrevocably available to the Purchaser, for disposition pursuant to the Closing;

(ii) give Notice to Sino Gold of those persons that the Purchaser wishes to be appointed as a director or officer (or Legal Representative, if appropriate) of SMG and Jinfeng, effective on Closing;

(iii) deliver to Sino Gold a consent to act (together with other required information) and notification of interest signed by each person named in the Notice provided pursuant to Section 2.4(b)(ii) and in compliance with Applicable Law and the constitution or other constating documents (including in the case of Jinfeng, the Jinfeng JV) of SMG and Jinfeng, as the case may be; and

(iv) give Notice to Sino Gold of the address, if any, to which the registered office of each member of the SMG Group is to be changed following Closing.

2.5 Closing Deliverables by the Purchaser

On the Closing Date, unless otherwise agreed or consented to in writing by Sino Gold, the Purchaser shall deliver to Sino Gold:

(a) a certified copy of all necessary resolutions of the:

(i) general manager meeting of the Parent; and

(ii) directors of the Purchaser,

authorizing the execution of this Agreement;

(b) subject to Section 17.2(f), the Closing Cash Consideration, in immediately available funds without counterclaim or set-off;

(c) a counterpart of the share transfer referred to in Section 2.6(d), executed as transferee, by or on behalf of the Purchaser, provided that Sino Gold has delivered the unsigned share transfer at least ten (10) Business Days before the Closing Date;

(d) an executed counterpart of the Escrow Deed; and

(e) general releases and indemnities, in the form attached as Schedule R, in favour of each Sino Gold nominated Legal Representative, director and officer of each member of the SMG Group, duly executed by the Purchaser.

2.6 Closing Deliverables by Sino Gold

On the Closing Date, unless otherwise agreed or consented to in writing by the Purchaser, Sino Gold shall deliver to the Purchaser:

(a) a certified copy of all necessary resolutions of the:

(i) directors of ELD; and

(ii) directors of Sino Gold,

authorizing the execution of this Agreement;

(b) a certified copy of all necessary resolutions of the directors of SMG, subject to and effective on Closing:

(i) approving and authorizing the:

(A) transfer of the SMG Shares;

(B) registration of the Purchaser as the holder of the SMG Shares in its register of shareholders; and

(C) issue of an SMG share certificate, representing the SMG Shares, registered in the name of the Purchaser,

in each case subject to receipt of the executed share transfer referred to in Section 2.6(d) (executed by both the Purchaser and Sino Gold) and payment of any duty on the transfer of the SMG Shares;

(ii) approving the resignations of all the directors and officers of SMG; and

(iii) approving the appointment of each person notified under Section 2.4(b)(ii) as a director or officer of SMG (provided that a consent to act (together with other required information) and notification of interest signed by that person has been delivered to Sino Gold in accordance with Section 2.4(b)(iii);

(c) a share certificate representing the SMG Shares issued to Sino Gold;

(d) a completed counterpart share transfer of the SMG Shares to the Purchaser, executed, as transferor, by or on behalf of Sino Gold;

(e) an executed counterpart of the Escrow Deed;

(f) a certified copy of all necessary resolutions of the directors of Jinfeng, subject to and effective on Closing approving the:

(i) resignations of each Sino Gold nominated Legal Representative, directors and officers of Jinfeng; and

(ii) appointment of each person notified under Section 2.4(b)(ii) as a director, officer or Legal Representative of Jinfeng, provided that a consent to act (together with other required information) and notification of interest signed by that person has been delivered to Sino Gold in accordance with Section 2.4(b)(iii);

(g) an executed resignation, subject to and effective on Closing, from each of the Sino Gold nominated Legal Representatives, directors and officers of each member of the SMG Group;

(h) an executed release, in favour of the appropriate SMG Group member, from each of the Sino Gold nominated Legal Representatives, directors and officers of each member of the SMG Group in the form attached as Schedule T;

(i) general releases and indemnities, in the form attached as Schedule R, in favour of each of the Legal Representatives, directors and officers of each member of the SMG Group who has resigned per Section 2.6(g), duly executed by each respective member of the SMG Group;

(j) evidence of the discharge of the Standard Charge registered against the SMG Shares;

(k) evidence of arrangements for the prompt delivery of the corporate minute books, corporate seals (if any), the Australian Securities and Investment Commission corporate key in relation to SMG, and all other books and records of SMG and Jinfeng;

(l) documentation necessary to update the bank authorization in respect of SMG with Purchaser authorized signatories, provided such Purchaser has provided Sino Gold with the names of such signatories at least ten (10) Business Days before the Closing Date; and

(m) a copy of the Data Room in electronic storage medium, a copy of which shall also be retained by Sino Gold.

2.7 Waivers and Extensions

At any time prior to Closing, each of Sino Gold and the Purchaser may:

(a) extend the time for the performance of any of the obligations or other acts of the other Party;

(b) waive any inaccuracies in the representations and warranties contained herein or in any document delivered hereunder by the other Party; or

(c) waive compliance with any of the agreements or conditions of the other Party contained herein,

provided that any such extension or waiver shall be valid only if set forth in a Notice from the Party so extending or waiving to the other Party.

2.8 Closing

(a) Closing is taken to have occurred when each Party has performed all of its respective obligations under Sections 2.5 and 2.6.

(b) At Closing, title to, and risk in, the SMG Shares will pass to the Purchaser.

(c) Subject to Section 2.7, the actions to take place pursuant to Sections 2.5 and 2.6 are interdependent and must take place, as nearly as possible, simultaneously. If one action does not take place, then without prejudice to any rights available to any Party as a consequence:

   (i) there is no obligation on any Party to undertake or perform any of the other actions;

   (ii) to the extent that such actions have already been undertaken, the Parties must do everything reasonably required to reverse those actions; and

   (iii) Sino Gold and the Purchaser must each return to the other all documents respectively delivered to it under Sections 2.5 and 2.6, and without prejudice to any other rights any Party may have in respect of that failure.

PART 3
CONDITIONS PRECEDENT

3.1 Mutual Condition Precedent

Part 2 of this Agreement (save for Sections 2.2 and 2.4) and the obligation of Sino Gold and the Purchaser to consummate the Acquisition do not become binding on the Parties and are of no force or effect unless and until fulfillment of the condition that the Transaction Required Approvals have been obtained or received from the Persons having authority in respect thereof.

3.2 Conditions Precedent in Favour of Sino Gold

Part 2 of this Agreement (save for Sections 2.2 and 2.4) and the obligation of Sino Gold to consummate the Acquisition, are subject to the fulfillment of each of the following conditions:

(a) all Sino Gold Required Approvals have, on or before the Deadline, been obtained or received from the Persons having authority in respect thereof, provided that:

   (i) the Deadline may, by mutual written agreement of the Parties, be extended, in which case the Cut Off Date shall also be deemed extended by the identical period of time that the Deadline is extended; and

   (ii) this condition is for the exclusive benefit of Sino Gold and, if waivable, may be waived by Sino Gold, in whole or in part, by Notice from Sino Gold to the Purchaser;

   and

(b) at Closing, there is not in force any Applicable Law, decree or order of a court of competent jurisdiction restraining or enjoining:

   (i) the transfer of the SMG Shares by Sino Gold to the Purchaser; and

(ii) payment of some or all of the Closing Cash Consideration by the Purchaser to Sino Gold.

3.3 Conditions Precedent in Favour of the Purchaser

Part 2 of this Agreement (save for Sections 2.2 and 2.4) and the obligation of the Purchaser to consummate the Acquisition are subject to the fulfillment of each of the following conditions:

(a) all Purchaser's Required Approvals have been obtained or received from the Persons having authority in respect thereof, provided that this condition is for the exclusive benefit of the Purchaser and, if waivable, may be waived, in whole or in part, by Notice from Purchaser to Sino Gold; and

(b) at Closing, there is not in force any Applicable Law, decree or order of a court of competent jurisdiction restraining or enjoining:

(i) the transfer of the SMG Shares to the Purchaser by Sino Gold; and

(ii) payment of some or all of the Closing Cash Consideration by the Purchaser to Sino Gold.

3.4 Obligation to Obtain Fulfillment of Conditions Precedent

Between the Execution Date and the Cut Off Date, the Parties must use their respective, commercially reasonable, best efforts to cause the respective conditions precedent detailed in this Part 3 to be satisfied as expeditiously as possible and in any event on or before the Cut Off Date.

3.5 Obligation

From the Execution Date, each Party must promptly:

(a) advise another Party, as and when requested by another Party, of the progress made by such Party in the Party's efforts to obtain its Required Approvals; and

(b) give Notice to the other Parties when any of its Required Approvals is obtained.

PART 4
REPRESENTATIONS, WARRANTIES AND ACKNOWLEDGEMENTS OF SINO GOLD

4.1 Representations and Warranties of Sino Gold

Sino Gold hereby represents, warrants and acknowledges to the Purchaser, it being acknowledged by the Purchaser that all of the below representations and warranties are subject to the reservations or exceptions detailed herein, the information disclosed in the ELD Public Documents and the Data Room and the qualifications and limitations detailed in Part 8 of this Agreement, that as of the Execution Date and the Closing Date, unless otherwise herein specifically provided for:

(a) Sino Gold is a corporation validly incorporated, organized and subsisting under the laws of its place of incorporation;

(b) Sino Gold has the requisite corporate power and capacity to enter into and perform its obligations under this Agreement and has the full corporate power and authority to own its assets and carry on its business as now conducted;

(c) the execution, delivery and performance of this Agreement by Sino Gold and the matters contemplated herein have been duly authorized by all necessary corporate action and no other corporate proceedings by Sino Gold are necessary to authorize this Agreement and the matters contemplated herein except for such corporate action or proceedings that may be undertaken or obtained prior to or as of Closing;

(d) other than the Transaction Required Approvals and the Sino Gold Required Approvals, there are no governmental or other non-governmental Authorizations required to be obtained by Sino Gold prior to the execution, delivery and performance by it under this Agreement;

(e) this Agreement, upon execution by Sino Gold, constitutes a legal, valid and binding agreement of Sino Gold enforceable against it in accordance with its terms subject only to any limitation under bankruptcy, insolvency or other Applicable Laws affecting the enforcement of creditors' rights generally, and general equitable principles, and the discretion that a court may exercise in the granting of equitable remedies such as specific performance and injunction;

(f) Sino Gold has duly executed and delivered this Agreement;

(g) the execution, delivery and performance of this Agreement by Sino Gold do not and will not (or would not with the giving of notice, the lapse of time or the happening of any other event or condition):

    (i) contravene or result in any violation or breach of any provision of;

    (ii) require any consent, approval or notice (other than to the extent such consent, approval or notice is received or given by Closing) under; or

    (iii) constitute a default (or an event which, with notice, or lapse of time or both, would constitute a default) under,

    the constitution of Sino Gold, other constating documents of any other member of the SMG Group or any material agreement to which Sino Gold is a party;

(h) to the knowledge of Sino Gold:

    (i) no bankruptcy, insolvency or receivership proceedings have been instituted or threatened or are pending against Sino Gold or any member of the SMG Group and no events have occurred which, under Applicable Law, would justify such proceedings; and

(ii) Sino Gold and each member of the SMG Group is not insolvent under Applicable Law and is able to pay its material debts as they fall due;

(i) in respect of the SMG Shares:

(i) Sino Gold is the registered, legal and beneficial owner of the SMG Shares which constitute all the issued and outstanding shares of SMG and, subject to the Transaction Required Approvals and the Sino Gold Required Approvals, has the full authority to sell and transfer such SMG Shares to the Purchaser pursuant to the Agreement;

(ii) they are free and clear of any Encumbrance other than the Standard Charge; and

(iii) the Purchaser will, subject to and effective on Closing, acquire full legal and beneficial ownership thereof, free and clear of any Encumbrance, subject to registration of the Purchaser in the register of shareholders;

(j) the shares or equity interests held directly by SMG in Jinfeng are free and clear of any Encumbrance and not subject to any restrictions or third party consent other than:

(i) Sino Gold Required Approvals; and

(ii) any rights pursuant to Applicable Laws or the agreements and constating documents detailed in Section 4.1(dd);

(k) to the knowledge of Sino Gold, the contents of the Data Room do not contain a Misrepresentation, it being acknowledged and agreed that this representation does not apply to the following information contained in the Data Room:

(i) any Financial Statements, Trial Balance, financial statements or any other financial information of an SMG Group member;

(ii) any information pertaining to any SMG Group Information Technology Interest;

(iii) any information, representation, statement, view or opinion to the extent that it expresses a forecast, prediction or projection or is otherwise forward looking;

(iv) any scientific and technical information related to mineral properties, including in respect of mineral resources and mineral reserves; and

(v) any information, document, representation, statement, view or opinion to the extent that the same was not prepared, made or expressed by ELD, Sino Gold or any of their Affiliates or representative or adviser of any of them;

(l) the disclosure pertaining to the Jinfeng mine contained in the ELD Public Documents from and after March 30, 2012 and the report entitled "Technical Report for the Jinfeng Gold Mine, China" dated effective March 15, 2011 and filed on SEDAR by ELD on January 30, 2012, have been prepared in all material respects in accordance with applicable Canadian securities laws, including NI 43-101, and the mineral reserve and mineral resource estimates pertaining to the Jinfeng mine disclosed in the ELD Public Documents from and after March 30, 2012 have been prepared in all material respects in accordance with sound mining, engineering, geoscience and other applicable industry standards and practices;

(m) Schedule A contains a list of all SMG Group Mining Concessions and, subject to Section 4.1(p), the SMG Group Mining Concessions are in good standing under Applicable Laws and free and clear of any Encumbrances (save by application of Applicable Law) and, to the knowledge of Sino Gold there has been no Claim against or challenge to the title to, or ownership of any of the SMG Group Mining Concessions, which would have a Material Adverse Effect;

(n) Schedule D contains a list of all SMG Group Material Contracts (as at the Execution Date) and:

(i) no SMG Group member:

(A) is in default; or

(B) would be in default but for the requirements of notice or lapse of time,

under any SMG Group Material Contract to which it is a party; and

(ii) to the knowledge of Sino Gold, no other party to any SMG Group Material Contract:

(A) is in default; or

(B) would be in default but for the requirements of notice or lapse of time,

under any SMG Group Material Contract to which such other party is a party;

(o) Schedule C contains a list of all SMG Group Real Property and, to the knowledge of Sino Gold, there has been no claim against or challenge to the title to or ownership of any of the SMG Group Real Property which would have a Material Adverse Effect;

(p) Schedule E contains a list of all SMG Group Pending Applications (as at the Execution Date) and all such Pending Applications have been made by or on

behalf of the applicable SMG Group member in the prescribed form then required under Applicable Law;

(q) Schedule B contains a list of all SMG Group Equipment as at the Execution Date, it being acknowledged by the Purchaser that such list is a SAP data dump and may aggregate certain equipment by class, and the SMG Group Equipment is in reasonable condition and has been regularly and properly maintained by an SMG Group member;

(r) notwithstanding any information in respect of SMG Group Intellectual Property Interests contained in the Data Room, Schedule F contains a list of all SMG Group Intellectual Property Interests and, to the knowledge of Sino Gold, no SMG Group member has:

(i) received notice from any other party having an interest in such SMG Group Intellectual Property Interest alleging default by such SMG Group member under the agreement upon which such SMG Group Intellectual Property Interest is based; or

(ii) been involved in the infringement, misappropriation or violation of such SMG Group Intellectual Property Interests;

(s) notwithstanding any information in respect of SMG Group Information Technology Interests contained in the Data Room:

(i) SMG Group members are the licensees of the SMG Group Information Technology Interests detailed in Schedule O and such rights shall continue to be effective as of the Closing Date;

(ii) all Information Technology used by the SMG Group members, other than the SMG Group Information Technology Interest detailed in Schedule O, is detailed in Schedule Q and is licensed to or used pursuant to a license to ELD (or one of its Affiliates, which is not an SMG Group member), is made available to the SMG Group members under such licences and, after Closing, will no longer be legally available to any SMG Group members; and

(iii) to the knowledge of Sino Gold, no member of the SMG Group has been involved in the infringement, misappropriation or violation of any SMG Group Information Technology Interest, and there is no action pending, threatened or in progress in relation to the same;

(t) notwithstanding any information in respect of insurance contained in the Data Room, Schedule G contains a list of all insurance policies owned by SMG Group members (as at the Execution Date) and each such policy is in full force and effect on the Execution Date and will be in full force and effect to and including the Closing Date; otherwise, insurance in respect of the SMG Business is maintained by ELD and, after the Closing, will no longer be in force and effect;

(u) notwithstanding any information in respect of employee benefits contained in the Data Room, Schedule P contains a list of all employee benefit plans maintained by SMG Group members (as at the Execution Date) and each such plan is in full force and effect on the Execution Date and will be in full force and effect up to and including the Closing Date; otherwise, employee benefit plans maintained by ELD will no longer be in force or effect for, or available to, such employees;

(v) the Data Room contains a list (as at the Execution Date) of names and titles of all persons employed in respect of the SMG Group and certain details of their employment and:

(i) in respect of persons employed in respect of the SMG Group and who are citizens of the PRC, the terms of their employment are pursuant to their respective labour contract (forms of which are included in the Data Room for each employing member of the SMG Group) and there has been no material change in compensation payable to any such person since December 31, 2015 save in the ordinary course of business and disclosed to the Purchaser; and

(ii) in respect of persons employed in respect of the SMG Group and who are not citizens of the PRC, they are employed by ELD and seconded to the respective SMG Group member and such secondment will terminate on or before the Closing without liability to any SMG Group member;

(w) as at the Execution Date, there is no strike or collective labour dispute between Jinfeng and its employees, and to the knowledge of Sino Gold, no such strike or labour dispute is pending or threatened;

(x) all employees of Jinfeng have entered into employment contracts with Jinfeng on terms similar to those contained in the template forms included in the Data Room appropriate for each such employee and the employment agreements of the employees of the SMG Group members do not contain any change of control clauses, "golden parachute" or similar provisions;

(y) each of Sino Gold and the Sino Gold Related Parties do not, directly or indirectly, beneficially own, control or direct any securities of the Parent;

(z) each member of the SMG Group:

(i) is a corporation or other entity duly incorporated or organized, as applicable, validly existing and in good standing under the laws of the jurisdiction of its incorporation, organization or formation, as applicable;

(ii) has all requisite power and authority to own, lease and operate its SMG Group Assets and conduct its business as now owned and conducted;

(iii) is duly qualified, licensed or registered to carry on business and is in good standing in each jurisdiction in which the character of its SMG Group

Assets or the nature of its activities make such necessary, except where the absence thereof does not have and would not be reasonably expected to have, individually or in the aggregate, a Material Adverse Effect;

(iv) has all Authorizations (other than those being the subject of an SMG Group Pending Application) required to own, lease and operate (as applicable) its SMG Group Tangible Assets and to conduct the SMG Group Business as now owned and conducted, except where the absence thereof does not have and would not be reasonably expected to have, individually or in the aggregate, a Material Adverse Effect; and

(v) has not issued securities with conversion rights to shares or securities in it and is not a party to any agreement or arrangements under which options or convertible securities have been issued by it and is not under any obligation to issue any shares or other equity securities in it at any time (in each case, other than any rights pursuant to the agreements and constating documents detailed in Section 4.1(dd));

(aa) the corporate chart for the SMG Group, as set out in Schedule N, is accurate and complete;

(bb) as at the Execution Date, to the knowledge of Sino Gold there is no:

(i) Proceeding, the results of which are pending, threatened against a member of the SMG Group or their respective assets or properties by any Person; or

(ii) existing facts or which conditions which may constitute grounds or a proper basis for any Proceeding to be commenced,

that, either individually or in the aggregate, could prevent or hinder the consummation of the Acquisition or that has had or would be reasonably expected to have, individually or in the aggregate, a Material Adverse Effect;

(cc) in respect of:

(i) SMG:

(A) as of the Execution Date, SMG has [redacted #] ordinary shares issued and outstanding;

(B) all of its issued and outstanding shares:

(I) are fully paid and no money is owing in respect of them; and

(II) are legally and beneficially owned by Sino Gold;

(ii) Jinfeng:

(A) its registered capital [REDACTED: AMOUNT]

(B) all of its registered capital has been fully paid; and

(C) 82% of its equity interests is legally and beneficially owned by SMG;

(dd) no member of the SMG Group is subject to, or affected by, any:

(i) shareholders agreement;

(ii) pooling agreement;

(iii) voting agreement; or

(iv) other similar arrangement or agreement relating to the ownership or voting of any of its securities or interest in a Person,

save as provided for in the Jinfeng JV and constating documents of Jinfeng;

(ee) all the SMG Group Tangible Assets are:

(i) the absolute property of an SMG Group member free and clear of all Encumbrances (save by application of Law); or

(ii) used by an SMG Group member under:

(A) a contract, permit, licence or concession under which it is entitled to use such assets on the terms and conditions of such contract, permit, licence or concession; or

(B) a lease, hire purchase agreement or agreement for purchase on deferred terms, in the ordinary course of business,

except as provided for or taken into account in the SMG Group Trial Balance or the Financial Statements or the determination of the Working Capital Amount;

(ff) the corporate minute books (including the share registers, where applicable) of the:

(i) PRC member of the SMG Group are maintained at the Jinfeng mine site; and

(ii) Australian member of the SMG Group are maintained at its registered office,

and, as of the Execution Date, are complete and accurate in all material respects and to the knowledge of Sino Gold have been maintained in accordance with Applicable Laws and their constating documents;

(gg) in respect of the SMG Financial Statements:

(i) the audited annual financial reports (special purpose) fairly present, in all material respects, the financial information of SMG contained therein for the respective periods covered thereby in accordance with Australian Accounting Standards applied on a consistent basis through such periods on a basis consistent with previous fiscal years, except as disclosed in the notes to such reports; and

(ii) the unaudited financial reports (special purpose) for:

(A) year ended December 31, 2015; and

(B) 3 month period ended March 31, 2016,

fairly present, in all material respects, the financial information of SMG contained therein for the respective periods covered thereby in accordance with Australian Accounting Standards, applied on a consistent basis through such periods on a basis consistent with respective previous fiscal periods, except as disclosed in the notes (if any) to such reports;

(hh) in respect of the Jinfeng Financial Statements:

(i) the audited annual financial reports fairly present, in all material respects, the financial information of Jinfeng contained therein for the respective period covered thereby in accordance with Chinese Accounting Standards for Business Enterprises applied on a consistent basis through such periods on a basis consistent with previous fiscal years, except as disclosed in the notes to such statements; and

(ii) the Jinfeng Trial Balance, fairly presents, in all material respects, the debits and credits recorded by Jinfeng during the period covered thereby in accordance with the standards upon which such information was prepared;

(ii) except:

(i) as set out in the Latest Trial Balance delivered pursuant to Section 2.2(b); and

(ii) Debt incurred subsequent to the date of the Latest Trial Balance delivered pursuant to Section 2.2(b), which shall be retired prior to Closing,

no SMG Group member has any outstanding Debt;

(jj) since December 31, 2015, other than the transactions contemplated in or permitted by this Agreement:

(i) the SMG Group Business has been conducted, in all material respects, in the ordinary course;

(ii) there has not been any event, circumstance or occurrence which has had or would be reasonably expected to have, individually or in the aggregate, a Material Adverse Effect;

(iii) there has been no amendment to the constating documents of any SMG Group member;

(iv) there has been no declaration or payment of any dividend or other distribution or return of capital (whether in cash, stock or property or any combination thereof) made by an SMG Group member, or redemption, repurchase or other acquisition or offer to redeem, repurchase or otherwise acquire any of its shares or equity;

(v) other than the proposed assignment of receivables by Sino Gold to SMG, there has been no direct or indirect acquisition (by merger, consolidation, acquisition of stock or assets or otherwise) by an SMG Group member of any material assets or properties other than in the ordinary course of business;

(vi) other than in the ordinary course of business, no SMG Group member has entered into any guarantee, indemnity or suretyship or given any security over its assets, which remains outstanding;

(vii) there has not been any damage, destruction or other casualty loss (whether or not covered by insurance) affecting the SMG Group Tangible Assets that has had or could reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect;

(viii) (other than the Jinfeng JV) no member of the SMG Group has entered into any agreement or arrangement that limits or otherwise restricts it or the other member from engaging in the SMG Group Business;

(ix) there has not been any violation of any:

(A) term or provision of any material indebtedness or mortgage; or

(B) SMG Group Material Contract,

by any SMG Group member, which violation reasonably would, individually or in the aggregate, result in a Material Adverse Effect;

(kk) no member of the SMG Group is the subject of any material Proceeding for assessment or collection of taxes;

(ll) since December 24, 2009, each member of the SMG Group has:

(i) duly and timely filed all tax returns with applicable Governmental Authorities required to be filed by them prior to the Execution Date and all such tax returns are complete and correct in all material respects; and

(ii) paid on a timely basis all taxes which are due and payable, all assessments and reassessments, and all other taxes due and payable by them on or before the Execution Date, other than those which are being or have been contested in good faith and in respect of which reserves have been provided in the Latest Trial Balance;

(iii) not been a party to a transaction or a series of transactions containing steps inserted without a business or commercial purpose or which is artificial, fictitious or whose dominant purpose or one of the dominant purposes was the avoidance or deferral of or reduction in a liability for tax;

(iv) other than the proposed assignment of receivables by Sino Gold to SMG, not entered into any material Related Party Transactions, as defined by tax laws in the PRC or Australia (as applicable), other than those that have been carried out and effected on an arm's length basis and in accordance with transfer pricing principles, laws, and documentation requirements applied by tax authorities in all relevant jurisdictions;

(v) SMG:

(A) is an Australian tax resident and does not have a permanent establishment outside Australia;

(B) is not a tax resident of any country other than Australia; and

(C) does not have any tax liabilities or reporting obligations outside Australia;

(vi) Jinfeng:

(A) is a PRC tax resident and does not have a permanent establishment outside the PRC;

(B) is not a tax resident of any country other than the PRC;

(C) does not have any tax liabilities or reporting obligations outside the PRC;

(mm) to the knowledge of Sino Gold, since the date of the Latest Trial Balance, no material liability in respect of taxes not reflected in such statements or otherwise provided for has been assessed, proposed to be assessed, incurred or accrued, in respect of any SMG Group member, other than in the ordinary course of business;

(nn) to the knowledge of Sino Gold, there are no Claims against or relating to the SMG Group, by or before any Governmental Authority that, if determined adversely to

纪. GAW

the interests of the SMG Group would have or would be reasonably expected to have, individually or in the aggregate, a Material Adverse Effect;

(oo) to the knowledge of Sino Gold:

(i) no action has been taken by any Governmental Authority to expropriate any property or asset of the SMG Group (including the SMG Group Property);

(ii) no notice or proceeding in respect thereof has been given to or commenced against any member of the SMG Group; and

(iii) no intention or proposal to give any such notice or to commence any such proceeding has been communicated to any member of the SMG Group,

which, individually or in the aggregate, would reasonably be expected to have a Material Adverse Effect;

(pp) to the knowledge of Sino Gold:

(i) no SMG Group member has received any notice that any customer, supplier, distributor or sales representative intends to cancel, terminate or otherwise modify or not review its relationship with the SMG Group which, individually or in the aggregate, would reasonably be expected to have a Material Adverse Effect; and

(ii) no such action has been threatened;

(qq) to the knowledge of Sino Gold, except for any matters that, individually or in the aggregate, would not have and would not reasonably be expected to have a Material Adverse Effect, and subject to the SMG Group Pending Applications:

(i) all facilities and operations of the SMG Group have been conducted, and are now, in compliance with all Environmental Laws;

(ii) the SMG Group members are in possession of, and in compliance with, all Environmental Authorizations that are required to own, lease and operate (as applicable) the SMG Group Property and to conduct their business as it is now being conducted;

(iii) no environmental, reclamation or closure obligation (other than in the ordinary course of business), demand, notice, work order or other liabilities presently exist with respect to any portion of any currently owned, leased, used or otherwise controlled property, interests and rights or relating to the operations and business of the SMG Group members;

(iv) there is no basis for any such obligations, demands, notices, work orders or liabilities to arise in the future as a result of any activity in respect of

the property, interests, rights, operations and business of the SMG Group members, save in the ordinary course of business;

(v) the SMG Group members are not subject to any Proceeding which relates to environmental, health or safety matters, and which may require any material work, repairs, construction or expenditures;

(vi) the SMG Group members have complied with and are in compliance with all Authorizations in all material respects;

(vii) there is no action, investigation or Proceeding pending or threatened regarding any material Authorizations;

(viii) none of the SMG Group members have received any notice, whether written or oral, of:

(A) revocation or non-renewal of any such Authorizations (save in respect of any Authorization being the subject of an SMG Group Pending Application); or

(B) any intention of any Person to revoke or refuse to renew any of such Authorizations,

which is material to the SMG Group Business; and

(ix) all such Authorizations (save in respect of any Authorization being the subject of an SMG Group Pending Application) continue to be effective in order for the SMG Group members to continue to conduct their respective businesses as they are currently being conducted;

(rr) the operations of the SMG Group have been and are now conducted substantially in compliance with all Applicable Laws and, to the knowledge of Sino Gold it and each member of the SMG Group has not received any notice of any alleged violation of any such Applicable Laws, other than non-compliance or violations which, individually or in the aggregate, would not have a Material Adverse Effect;

(ss) in respect of SMG:

(i) its board of directors comprises four directors, of which two are Canadians;

(ii) it has two Officer-Secretary positions both of whom reside in Canada and perform corporate secretarial oversight of a contractor resident in Australia;

(iii) all of its business activities, except for minimal administrative corporate secretarial and directorial activities - some of which are conducted in

Canada and some of which are conducted in Australia - are conducted entirely outside of Canada solely through its 82% interest in a joint venture, which is established in and under the laws of the PRC; and

(iv) it and any entity controlled, directly or indirectly, by it is not engaged in Canada in any business activities or undertaking capable of generating revenue;

and

(tt) the aggregate value of SMG's assets in Canada and SMG's annual gross revenues from sales in and from Canada generated from those assets do not exceed, in either case, CDN$87,000,000, as determined in accordance with Part IX of the Competition Act, and the Notifiable Transactions Regulations thereunder.

4.2 No Reliance Acknowledgement of the Purchaser

The Purchaser acknowledges, represents, warrants and agrees that, except as expressly set forth in this Agreement, at no time has:

(a) Sino Gold or any of its Affiliates, or any person on behalf of Sino Gold or any of its Affiliates, made or given; or

(b) the Purchaser relied on,

any representation, warranty, promise or undertaking in respect of the Acquisition and the subject matter thereof.

4.3 Sino Gold Acknowledgement of Reliance

Sino Gold acknowledges that the Purchaser is relying upon the Sino Gold Reps in connection with the execution, delivery and performance of this Agreement.

4.4 In Favour of Purchaser

The Sino Gold Reps and the acknowledgement set out in Section 4.3:

(a) are provided for the exclusive benefit of the Purchaser and, at any time, any Misrepresentation or breach thereof may be waived by the Purchaser, in whole or in part, by Notice from Purchaser to Sino Gold, without prejudice to its rights in respect of any other Misrepresentation or breach of the same or any other representation, warranty or covenant; and

(b) notwithstanding the Closing, will survive the Closing, subject however to the provisions of Part 8.

PART 5
REPRESENTATIONS, WARRANTIES AND ACKNOWLEDGEMENTS OF ELD

5.1 Representations and Warranties of ELD

ELD hereby represents, warrants and acknowledges to the Purchaser that, as of the Execution Date and the Closing Date:

(a) it is a corporation duly organized, validly existing and in good standing under the laws of Canada.

(b) it has the requisite corporate power and capacity to enter into and perform its obligations under this Agreement;

(c) other than the Transaction Required Approvals and the Sino Gold Required Approvals, there are no governmental or other non-governmental Authorizations required to be obtained by ELD prior to the execution, delivery and performance by it under this Agreement;

(d) subject to obtaining the Transaction Required Approvals and the Sino Gold Required Approval, it has duly obtained any necessary governmental and other non-corporate Authorizations for its execution and performance of this Agreement;

(e) the execution, delivery and performance of this Agreement by ELD and the matters contemplated herein have been duly authorized by all necessary corporate action and no other corporate proceedings by ELD are necessary to authorize this Agreement and the matters contemplated herein;

(f) the execution, delivery and performance of this Agreement by ELD do not and will not (or would not with the giving of notice, the lapse of time or the happening of any other event or condition):

(i) contravene or result in any violation or breach of any provision of;

(ii) require any consent, approval or notice under; or

(iii) constitute a default (or an event which, with notice, or lapse of time or both, would constitute a default) under,

its articles or by-laws;

(g) this Agreement has been duly executed and delivered by it; and

(h) this Agreement constitutes a legal, valid and binding agreement of it enforceable against it in accordance with its terms subject only to any limitation under bankruptcy, insolvency or other Applicable Laws in effect affecting the enforcement of creditors' rights generally, and general equitable principles, and

the discretion that a court may exercise in the granting of equitable remedies such as specific performance and injunction.

5.2 No Reliance Acknowledgement of the Purchaser

The Purchaser acknowledges, represents, warrants and agrees that, except as expressly set forth in this Agreement, at no time has:

(a) ELD or any of its Affiliates, or any person on behalf of ELD or any of its Affiliates, made or given; or

(b) the Purchaser relied on,

any representation, warranty, promise or undertaking in respect of the Acquisition and the subject matter thereof.

5.3 ELD Acknowledgement of Reliance

ELD acknowledges that the Purchaser is relying upon the ELD Reps in connection with the execution, delivery and performance of this Agreement.

5.4 In Favour of the Purchaser

The ELD Reps and the acknowledgement set out in Section 5.3:

(a) are provided for the exclusive benefit of the Purchaser and any Misrepresentation or breach thereof may be waived by the Purchaser, in whole or in part, by Notice from the Purchaser to ELD, without prejudice to its rights in respect of any other Misrepresentation or breach of the same or any other representation or warranty;

(b) notwithstanding the Closing, will survive the Closing, subject to the provisions of Part 8 *mutatis mutandis* and provided that ELD will only be liable to the Purchaser under a Claim by the Purchaser against ELD, including a Claim under Part 13 or in respect of or based upon any representation or warranty made by ELD pursuant to Section 5.1, if the Purchaser:

(i) gives Notice to ELD of such Claim no later than after Closing;

(ii) pursuant to Section 17.7, commences dispute resolution procedures in respect of such Claim within of such Notice.

[REDACTED: TIME PERIODS]

PART 6
REPRESENTATIONS, WARRANTIES AND ACKNOWLEDGEMENTS OF THE PURCHASER

6.1 Representations and Warranties of the Purchaser

The Purchaser hereby represents, warrants and acknowledges to Sino Gold that, as of the Execution Date and the Closing Date:

(a) it is a corporation duly organized, validly existing and in good standing under the laws of its jurisdiction of incorporation;

(b) it has full power and capacity to carry on its business and to enter into this Agreement and any instrument referred to or contemplated by this Agreement and to perform its obligations under this Agreement;

(c) a confirmation letter in respect of the negotiation and execution of this Agreement by the Purchaser and the Parent has been issued by NDRC;

(d) other than the Transaction Required Approvals and the Purchaser's Required Approvals, there are no governmental or other non-governmental Authorizations required to be obtained by the Purchaser prior to the execution, delivery and performance by it under this Agreement;

(e) subject to obtaining the Transaction Required Approvals and the Purchaser's Required Approval, it has duly obtained any necessary governmental and other non-corporate Authorizations for its execution and performance of this Agreement;

(f) the execution, delivery and performance of this Agreement by the Purchaser and the matters contemplated herein have been duly authorized by all necessary corporate action by the Purchaser and no other corporate proceedings are necessary to authorize this Agreement and the matters contemplated herein;

(g) the execution, delivery and performance of this Agreement by the Purchaser do not and will not (or would not with the giving of notice, the lapse of time or the happening of any other event or condition):

    (i) contravene or result in any violation or breach of any provision of;

    (ii) require any consent, approval or notice under; or

    (iii) constitute a default (or an event which, with notice, or lapse of time or both, would constitute a default) under,

    its articles or by-laws or equivalent constating documents;

(h) this Agreement has been duly executed and delivered by it;

(i) this Agreement constitutes a legal, valid and binding agreement of it enforceable against it in accordance with its terms subject only to any limitation under bankruptcy, insolvency or other Applicable Laws affecting the enforcement of creditors' rights generally, and general equitable principles, and the discretion that a court may exercise in the granting of equitable remedies such as specific performance and injunction;

(j) it has, or will on or before Closing have, made arrangements to have, sufficient funds which are freely transferable to Australia, to comply with Section 2.4(b)(i);

(k) each of the Purchaser and the Purchaser Related Parties do not, directly or indirectly, beneficially own, control or direct any securities of ELD;

(l) the funds representing the Purchase Price which will be paid by the Purchaser to Sino Gold hereunder will not represent proceeds of crime for the purposes of the PCMLA and:

(i) none of the funds to be provided by it:

(A) have been or will be obtained or derived, directly or indirectly, from or related to any activity that is deemed criminal under the laws of Canada, the United States of America, or any other jurisdiction; or

(B) are being tendered on behalf of a person or entity who has not been identified to it;

and

(ii) it shall promptly notify Sino Gold if it discovers that any of the representations in Section 6.1(l)(i) ceases to be true, and provide Sino Gold with appropriate information in connection therewith.

(m) Sino Gold or ELD may, in the future, be required by law and only to the extent required by law to disclose the Purchaser's name and other information relating to this Agreement, on a confidential basis, pursuant and in compliance with the PCMLA and other Applicable Law including PRC law;

(n) it is not a Person or Controlled by a Person or Persons identified on a list established under:

(i) section 83.05 of the *Criminal Code (Canada)*;

(ii) any regulations of the United Nations pertaining to terrorism or special economic measures; or

(iii) any sanctions imposed by the Canadian government, the United States government or any other government having authority over ELD, Sino Gold or any relevant Affiliate of ELD, including Canadian sanctions

imposed under the *Canadian Special Economic Measures Act* and *the Freezing Assets of Corrupt Officials Act*, as revised;

(o) it:

(i) is acquiring the SMG Shares as principal for its own account and not for the benefit or account of another and not with a view to resale or distribution; and

(ii) was not created or used solely to purchase or hold the SMG Shares in reliance on an exemption from the prospectus requirement under applicable Canadian securities laws;

(p) it is not, and is not purchasing the SMG Shares for the account or benefit of, a U.S. Person (as that term is defined in Regulation S) or for resale in the United States as defined in Regulation S;

(q) it was not offered the SMG Shares in the United States and, at the time the Agreement was entered into, the Purchaser was outside the United States and neither executed nor delivered the Agreement or related documents in the United States;

(r) it acknowledges that the SMG Shares:

(i) have not been, nor will they be, registered under the 1933 Act or the securities laws of any state in the United States;

(ii) may not be offered or sold in the United States or to a U.S. Person (as that term is defined in Regulation S), without registration or an exemption from registration under the 1933 Act and applicable state securities laws; and

(iii) may be required under US securities laws to carry a US legend;

(s) it agrees not to offer or sell the SMG Shares in the United States or to a U.S. Person (as that term is defined in Regulation S), without registration or an exemption from registration under the 1933 Act and applicable state securities laws;

(t) it is resident in the PRC (which, solely for the purposes of this Section 6.1(t) includes Hong Kong) and the execution and delivery of this Agreement by the Parties and the purchase of the SMG Shares comply with the securities laws of the PRC;

(u) it acknowledges that:

(i) the SMG Shares are subject to resale restrictions (including possible indefinite hold periods) imposed under:

(A) applicable securities laws; and

(B) the rules of regulatory bodies having jurisdiction,

and may not be traded until the expiry of such hold periods except as permitted by applicable securities laws; and

(ii) it has been advised to consult its own legal advisors with respect to resale restrictions under applicable securities laws and is solely responsible for complying with such restrictions;

and

(v) it is Controlled by the Parent.

6.2 Acknowledgements of the Purchaser

The Purchaser hereby acknowledges to Sino Gold that:

(a) it has conducted or will conduct its own searches and investigations relating to the Acquisition;

(b) except as expressly set forth in this Agreement, Sino Gold and ELD have not made any representations, warranties, statements or promises in favour of the Purchaser in relation to the Acquisition or this Agreement; and

(c) subject only to the Sino Gold Reps, the Purchaser is purchasing the SMG Shares from Sino Gold on an "*as is, where is*" basis as at Closing.

6.3 No Reliance Acknowledgement of Sino Gold

Sino Gold acknowledges, represents, warrants and agrees that, except as expressly set forth in this Agreement, at no time has:

(a) the Purchaser or any of its Affiliates, or any person on behalf of the Purchaser or any of its Affiliates, made or given; or

(b) Sino Gold relied on,

any representation, warranty, promise or undertaking in respect of the Acquisition and the subject matter thereof.

6.4 Purchaser Acknowledgement of Reliance

The Purchaser acknowledges that Sino Gold is relying upon the Purchaser Reps in connection with the execution, delivery and performance of this Agreement.

6.5 In Favour of Sino Gold

The Purchaser Reps and the acknowledgement set out in Section 6.4:

(a) are provided for the exclusive benefit of Sino Gold and, at any time, any Misrepresentation or breach thereof may be waived by Sino Gold, in whole or in part, by Notice from Sino Gold to the Purchaser, without prejudice to its rights in respect of any other Misrepresentation or breach of the same or any other representation or warranty; and

(b) notwithstanding the Closing, will survive the Closing, provided that the Purchaser will only be liable to Sino Gold under a Claim by Sino Gold against the Purchaser, including a Claim in respect of or based upon any representation or warranty made by the Purchaser pursuant to Section 6.1, if Sino Gold:

(i) gives Notice to the Purchaser of such Claim no later than after Closing; and

(ii) pursuant to Section 17.7, commences dispute resolution procedures in respect of such Claim within of such Notice.

[REDACTED: TIME PERIODS]

PART 7
REPRESENTATIONS, WARRANTIES AND ACKNOWLEDGEMENTS OF THE PARENT

7.1 Representations and Warranties of the Parent

The Parent hereby represents, warrants and acknowledges to Sino Gold that, as of the Execution Date and the Closing Date:

(a) it is a corporation duly organized, validly existing and in good standing under the laws of its jurisdiction of incorporation;

(b) it has full power and capacity to carry on its business and to enter into this Agreement and any instrument referred to or contemplated by this Agreement and to perform its obligations under this Agreement;

(c) other than the Transaction Required Approvals and the Purchaser's Required Approvals, there are no governmental or other non-governmental Authorizations required to be obtained by the Parent prior to the execution, delivery and performance by it of this Agreement;

(d) subject to obtaining the Transaction Required Approvals and the Purchaser's Required Approval, it has duly obtained any necessary governmental and other non-corporate Authorizations for its execution and performance of this Agreement;

(e) the execution, delivery and performance of this Agreement by the Parent and the matters contemplated herein have been duly authorized by all necessary corporate

action and no other corporate proceedings by the Parent are necessary to authorize this Agreement and the matters contemplated herein;

(f) the execution, delivery and performance of this Agreement by the Parent do not and will not (or would not with the giving of notice, the lapse of time or the happening of any other event or condition):

(i) contravene or result in any violation or breach of any provision of;

(ii) require any consent, approval or notice under; or

(iii) constitute a default (or an event which, with notice, or lapse of time or both, would constitute a default) under,

its articles or by-laws or equivalent constating documents;

(g) it is not a Person or Controlled by a Person or Persons identified on a list established under:

(i) section 83.05 of the *Criminal Code (Canada)*;

(ii) any regulations of the United Nations pertaining to terrorism or special economic measures; or

(iii) any sanctions imposed by the Canadian government, the United States government or any other government having authority over ELD, Sino Gold or any Affiliate of ELD, including Canadian sanctions imposed under the *Canadian Special Economic Measures Act* and *the Freezing Assets of Corrupt Officials Act*, as revised;

(h) this Agreement has been duly executed and delivered by it;

(i) this Agreement constitutes a legal, valid and binding agreement of it enforceable against it in accordance with its terms subject only to any limitation under bankruptcy, insolvency or other Applicable Laws in effect affecting the enforcement of creditors' rights generally, and general equitable principles, and the discretion that a court may exercise in the granting of equitable remedies such as specific performance and injunction;

and

(j) it Controls the Purchaser.

7.2 No Reliance Acknowledgement of Sino Gold

Sino Gold acknowledges, represents, warrants and agrees that, except as expressly set forth in this Agreement, at no time has:

(a) the Parent or any of its Affiliates, or any person on behalf of the Parent or any of its Affiliates, made or given; or

(b) Sino Gold relied on,

any representation, warranty, promise or undertaking in respect of the Acquisition and the subject matter thereof.

7.3 Parent Acknowledgement of Reliance

The Parent acknowledges that Sino Gold is relying upon the Parent Reps in connection with the execution, delivery and performance of this Agreement.

7.4 In Favour of Sino Gold

The Parent Reps and the acknowledgement set out in Section 7.3:

(a) are provided for the exclusive benefit of Sino Gold and any Misrepresentation or breach thereof may be waived by Sino Gold, in whole or in part, by Notice from Sino Gold to the Parent, without prejudice to its rights in respect of any other Misrepresentation or breach of the same or any other representation or warranty; and

(b) notwithstanding the Closing, will survive the Closing, provided that the Parent will only be liable to Sino Gold under a Claim by Sino Gold against the Parent, including a Claim under Part 12 or in respect of or based upon any representation or warranty made by the Purchaser pursuant to Section 7.1, if Sino Gold:

  (i) gives Notice to the Purchaser of such Claim no later than after Closing; and

  (ii) pursuant to Section 17.7, commences dispute resolution procedures in respect of such Claim within of such Notice.

[REDACTED TIME PERIODS]

PART 8
QUALIFICATIONS AND LIMITATIONS ON SINO GOLD CLAIMS

8.1 Disclosure

(a) The Purchaser acknowledges and agrees that it is aware of, and will be deemed as having actual knowledge of, all facts, matters and circumstances that:

  (i) are provided for or described in this Agreement;

  (ii) are disclosed in the Data Room;

  (iii) are disclosed in the ELD Public Documents;

(iv) are known to the Purchaser on the basis of the following searches conducted by the Purchaser:

(A) searches dated January 18, 2016 of company information filed with the Administration for Industry and Commerce of Qian Xi Nan Prefecture of the Guizhou Province, PRC;

(B) searches dated January 11, 2016 of mining rights information indicated on the website of the Ministry of Land and Resource of PRC (http://www.mlr.gov.cn/kqsc/);

(C) a historical company extract and PPSR search report in relation to SMG (obtained from ASIC dated 8 January 2016);

(D) a current company extract in relation to Sino Gold (obtained from ASIC dated 8 January 2016);

(E) a current company extract in relation to Eldorado Pacific Pty Limited (obtained from ASIC dated 8 January 2016);

(F) a real property search by owner dated 21 January 2016 to ascertain whether SMG owns any real property in the State of New South Wales;

(G) searches dated 21 January 2016 of the registers of the High Court of Australia, the Federal Court of Australia and the Supreme Court of New South Wales to ascertain whether SMG, Sino Gold or Eldorado Pacific Pty Limited are or were a party to any current or historic litigation before those courts;

(H) a search of ASIC's Business names holder – organisation database;

(I) a search of Australian Trade Mark Online Search Services (ATMOSS) on 20 January 2016;

(J) a search of IP Australia's AusPat database on 20 January 2016;

(K) a search of IP Australia's AU Designs Data Searching database on 21 January 2016; and

(L) a search of Domain Tools' whois databases on 21 January 2016

(v) are within the actual knowledge of the Purchaser as at the Execution Date or

(vi) pertain to the following issues related to Jinfeng that have been discussed by the Parties:

[REDACTED: SPECIFIC DISCLOSURE ITEMS]

(b) The Purchaser and Sino Gold acknowledge that the Purchase Price has been adjusted to take into account the impact of the matters detailed in Section 8.1(a)(vi) on the Purchase Price and, other than any adjustments required pursuant to Sections 8.11 and 11.1, there shall be no further adjustments to the Purchase Price.

(c) The Purchaser must not make a Sino Gold Claim and Sino Gold will not be in breach of a Sino Gold Rep if the facts, matters or circumstances giving rise to such Sino Gold Claim are disclosed or are deemed to have been disclosed under Section 8.1(a).

(d) Sino Gold must not make a Claim against the Purchaser and the Purchaser will not be in breach of a Purchaser's representation or warranty if the facts, matters or circumstances giving rise to such Claim against the Purchaser are disclosed or are deemed to have been disclosed under Section 8.1(a)(vi).

(e) The Purchaser and Sino Gold must not make a Claim that relates to a matter which has been accounted for in the Purchase Price as described in Section 8.1(b) and the Purchaser and Sino Gold will not be in breach of any Sino Gold Rep or Purchaser Rep as the case may be in respect of such matters.

(f) The Purchaser releases Sino Gold, ELD, and all ELD's Affiliates and all their respective directors, officers and Legal Representatives of all liability to the Purchaser in respect of the facts, matters or circumstances relating to the issues set out in Section 8.1(a)(vi), save and except Section 8.1(a)(vi)(E) and 8.1(a)(vi)(F).

(g) Sino Gold releases the Purchaser, Parent and all the Parent's Affiliates and all their respective directors, officers and Legal Representatives of all liability to Sino Gold in respect of the facts, matters or circumstances relating to the issue set out in Section 8.1(a)(vi)(A); 8.1(a)(vi)(E) and 8.1(a)(vi)(F).

8.2 Opinions, Estimates and Forecasts

(a) The Parties acknowledge that Sino Gold or any Affiliate of Sino Gold is not under any obligation to provide the Purchaser or its Affiliates with any information on the future financial performance or prospects of the SMG Group.

(b) If the Purchaser or any of its Affiliates has received opinions, views, estimates, projections, business plans, budgets or other forecasts in respect of the SMG Group, then the Purchaser acknowledges and agrees that:

(i) there are uncertainties inherent in these estimates, projections, business plans, budgets and forecasts and the Purchaser is familiar with these uncertainties;

(ii) the Purchaser takes full responsibility for making its own evaluation of the adequacy and accuracy of all opinions, views, estimates, projections, business plans, budgets and other forecasts furnished to it; and

(iii) Sino Gold or any Affiliate of Sino Gold is not liable under any Claim arising out of or relating to any opinions, views, estimates, projections, business plans, budgets or other forecasts in respect of the SMG Group.

8.3 Threshold and Cap

(a) Subject to Section 17.2(n)(ii), Sino Gold or any Affiliate of Sino Gold is not liable under a Sino Gold Claim, unless the amount finally agreed or determined pursuant to dispute resolution in accordance with Section 17.7 to be payable in respect of such Sino Gold Claim:

(i)

(ii) either:

[REDACTED: AMOUNTS]

(A) alone; or

(B) together with the amount finally agreed or determined, pursuant to dispute resolution in accordance with Section 17.7, to be payable in respect of other Sino Gold Claims,

(b) The maximum aggregate amount which Sino Gold and any Affiliate of Sino Gold is required to pay in respect of all Sino Gold Claims, other than an Excluded Claim, is limited to

[REDACTED AMOUNTS]

(c) The maximum aggregate amount which Sino Gold and any Affiliate of Sino Gold is required to pay in respect of all Excluded Claims, is limited to provided that, for the avoidance of doubt, the maximum aggregate liability of Sino Gold and any Affiliate of Sino Gold for all Sino Gold Claims cannot exceed

(d) For the purposes of Section 8.3(a):

(i) Sino Gold Claims arising out of separate sets of facts, matters or circumstances will not be treated as one Sino Gold Claim, even if each set of facts, matters or circumstances may be a breach of the same Sino Gold Rep; and

(ii) Sino Gold Claims of the same or similar nature arising out of the same or similar facts, matters and circumstances will be treated as one Sino Gold Claim.

8.4 Time Limits

Sino Gold or any Affiliate of Sino Gold will only be liable under a Sino Gold Claim if the Purchaser:

[REDACTED TIME PERIODS]

(a) gives Notice to Sino Gold of such Sino Gold Claim no later than fter Closing; and

(b) pursuant to Section 17.7, commences dispute resolution procedures in respect of such Sino Gold Claim within such Notice.

8.5 Recovery Under Other Rights and Reimbursement

(a) Sino Gold or any Affiliate of Sino Gold is not liable under a Sino Gold Claim for any Loss that the Purchaser has recovered, or has been compensated for by any other means, whether by way of contract, indemnity or otherwise (including under a policy of insurance or from a Governmental Authority).

(b) If, after Sino Gold or any Affiliate of Sino Gold has made a payment in respect of a Sino Gold Claim, the Purchaser has recovered or has been compensated by any other means for any Loss that gave rise to the Sino Gold Claim, then the Purchaser must immediately pay to Sino Gold or any Affiliate of Sino Gold, as the case may be, the amount of the Loss that was so recovered or compensated for, less all costs and expenses, including the net present value of any increased insurance premiums, incurred by the Purchaser by reason of such recovered or compensated Loss.

8.6 Disposal of the SMG Group Business

Sino Gold and the Affiliates of Sino Gold are not liable under a Sino Gold Claim if:

(a) the SMG Group member in respect of which the Sino Gold Claim arises ceases to be directly or indirectly owned and Controlled by the Parent; or

(b) either all or substantially all of:

   (i) the SMG Group Business has; or

   (ii) the assets of the SMG Group member in respect of which the Sino Gold Claim arises have,

   ceased to be owned and Controlled by the Parent.

8.7 Mitigation of Loss

(a) The Purchaser must, and must cause each of its Affiliates and members of the SMG Group to, take all commercially reasonable efforts to mitigate any Loss that may give rise to a Sino Gold Claim.

(b) If the Purchaser does not comply with Section 8.7(a) and compliance with Section 8.7(a) would have mitigated the Loss, then Sino Gold or any Affiliate of Sino Gold is not liable for the amount by which the Loss would have been reduced had such mitigation taken place.

8.8 General Limitations

Sino Gold and the Affiliates of Sino Gold are not liable under any Sino Gold Claim for any Loss or amount to the extent such Loss or amount:

(a) has been included as a specific provision, allowance, reserve or accrual in any:

   (i) Financial Statements;

   (ii) SMG Group Trial Balance; or

   (iii) financial statements or other financial information of a member of the SMG Group;

(b) is a contingent Loss, unless and until the Loss becomes an actual Loss;

(c) arises from the Existing State of the Mine, it being acknowledged that such limitation does not restrict any rights of the Purchaser in respect of a breach of a representation or warranty pursuant to Section 4.1;

(d) arises from any act or omission by or on behalf of Sino Gold or any Affiliate of Sino Gold or an SMG Group member before Closing, that occurred:

   (i) with the written consent; or

   (ii) at the written direction or instruction

of the Purchaser;

(e) arises from anything done or not done after Closing by or on behalf of the Purchaser, other than an act or omission of the Purchaser:

(i) in reliance on this Agreement, to satisfy any of the Purchaser's obligations under this Agreement (including under Section 8.7); or

(ii) subject to Section 8.8(g), to satisfy any obligation under any legislation, regulations or judicial or governmental requirement in force as at Closing;

(f) arises as a result of the Purchaser adopting a different accounting or tax treatment than that which was applicable prior to Closing, except to the extent that such adoption was necessary as a direct consequence of an error in the accounting or tax treatment in the SMG Group Financial Statements;

(g) arises from the enactment or amendment of any legislation or regulations, a change in the judicial or administrative interpretation of the law, a change in the practice or policy of any Governmental Authority after the Execution Date, including legislation, regulations, amendments, interpretation, practice or policy that has a retrospective effect;

(h) would not have arisen but for a change in ownership of the SMG Group, or a restructure of the SMG Group Business, on or after Closing;

(i) is indirect loss or damage or consequential loss or damage; or

(j) is remediable, provided it is remedied to the satisfaction of the Purchaser, acting reasonably, within twenty-five (25) Business Days after Sino Gold receives Notice of the Sino Gold Claim.

8.9 Purchaser Benefits

In assessing any Loss recoverable by the Purchaser as a result of any Sino Gold Claim, there must be taken into account any benefit that has accrued to the Purchaser (including the amount of any relief, allowance, exemption, exclusion, set-off, deduction, loss, rebate, refund, or credit granted in respect of a tax or duty under any law obtained by the Purchaser and any amount by which any tax for which the Purchaser is or may be liable to be assessed or accountable is reduced or extinguished), arising directly from the matter that gives rise to that Sino Gold Claim.

8.10 Remedies and Liability Under Agreement Only

(a) It is the intention of the Parties that the Purchaser's remedies in connection with this Agreement will be restricted to those set out in this Agreement.

(b) The liability of Sino Gold or any Affiliate of Sino Gold to the Purchaser under a Sino Gold Claim, including resulting from or implied by conduct made in the course of communications or negotiations in respect of:

(A) the Acquisition;

(B) the matters being the subject of this Agreement; or

(C) the contents of the Data Room,

is restricted to liability arising under the terms of this Agreement, except where such Sino Gold Claim is made pursuant to a statutory right or other Claim that cannot be excluded by contract.

8.11 Payments affecting the Purchase Price

Any payment made by:

(a) Sino Gold to the Purchaser in respect of any Sino Gold Claim will be deemed a payment made in reduction of the Purchase Price; and

(b) the Purchaser to Sino Gold (including a reimbursement) in respect of any Claim by Sino Gold against the Purchaser will be deemed a payment made in increase of the Purchase Price.

8.12 Independent Limitations

Each qualification and limitation in this Part 8 is to be construed independently of the others and is not limited by any other qualification or limitation.

PART 9
THIRD PARTY CLAIMS

9.1 Notice of Third Party Claim

Subject to Sections 8.1(f) and 8.1(g), if, after Closing, any Claim is advanced by a third party against any SMG Group member, which Claim might reasonably be expected to give rise to a Sino Gold Claim, then the Purchaser shall promptly give Notice to Sino Gold, such Notice providing full details of the Claim advanced by the third party.

9.2 Notice of Third Party Proceeding

If any Claim by a third party results in a Proceeding being commenced against any SMG Group member, which Proceeding might reasonably be expected to give rise to a Sino Gold Claim, then the Purchaser shall promptly give Notice to Sino Gold of the commencement of the Proceeding.

9.3 Sino Gold Election

Sino Gold shall be entitled to elect, by Notice to the Purchaser, to:

(a) participate in all dealings with a third party pertaining to a Claim pursuant to Section 9.1, including any Proceeding; and

(b) assume the exclusive right to defend, compromise, or settle a Proceeding pursuant to Section 9.2,

and in each case, the Purchaser shall provide reasonable co-operation to Sino Gold in such regard.

9.4 Purchaser Reimbursement

Subject to Section 9.5, to the extent that Sino Gold wishes to assume the defence of a Proceeding pursuant to Section 9.2 with counsel satisfactory to the Purchaser, acting reasonably, Sino Gold may do so provided it reimburses the Purchaser for all of its out-of-pocket expenses arising prior to or in connection with such assumption.

9.5 Exception

Sino Gold may not, pursuant to Section 9.3(b), assume defence of the Proceeding if:

(a) Sino Gold is also a party to the Proceeding and the Purchaser determines in good faith that joint representation would be inappropriate; or

(b) Sino Gold fails to provide assurance acceptable to the Purchaser, acting reasonably, of Sino Gold's financial capacity to defend the Proceeding and satisfy an award that could reasonably be expected to be made in the Proceeding.

9.6 Defence Expenses

After Notice, pursuant to Section 9.3(b), from Sino Gold to the Purchaser of its election to assume the defence of the Proceeding, subject to Section 9.4, Sino Gold will not, as long as it diligently conducts such defence, be liable to the Purchaser for any fees of other counsel or any other expenses with respect to the defence of the Proceeding, in each case subsequently incurred by the Purchaser in connection with the defence of the Proceeding.

9.7 Sino Gold Compromise or Settlement

If Sino Gold, pursuant to Section 9.3(b), assumes the defence of a Proceeding, no compromise or settlement of such claims may be made by Sino Gold without the Purchaser's consent unless:

(a) there is no finding or admission of any violation of laws or any violation of the rights of any Person and no effect on any other claims that may be made against the Purchaser; and

(b) the sole relief provided is monetary damages that are paid in full by Sino Gold,

and the Purchaser will have no liability with respect to any compromise or settlement of such claims effected without its consent.

9.8 Defence by the Purchaser

Notwithstanding the foregoing, if the Purchaser determines in good faith that there is a reasonable probability that a Proceeding pursuant to Section 9.2 may adversely affect it or its Affiliates other than as a result of monetary damages for which it may be entitled to indemnification under this Agreement, then the Purchaser may, by Notice to Sino Gold, assume the exclusive right to defend, compromise, or settle the Proceeding, however, in such case, Sino Gold will not be bound by any determination of a Proceeding so defended or any compromise or settlement effected without its consent (which may not be unreasonably withheld).

9.9 Purchaser Co-operation

Where the defence of a Proceeding is being undertaken by Sino Gold, the Purchaser and Sino Gold (and their respective Affiliates) will use all commercially reasonable efforts to make available to Sino Gold those employees whose assistance, testimony or presence is necessary to assist Sino Gold in evaluating and defending any such Proceeding, provided that Sino Gold shall be responsible for the expense associated with any employees made available by the Purchaser to Sino Gold pursuant to this Part 9, which expense shall be equal to an amount to be mutually agreed upon per person per hour or per day for each day or portion thereof that the employees are assisting Sino Gold and which expenses shall not exceed the actual cost to the Purchaser associated with such employees.

9.10 Sharing Information

With respect to any Proceeding that Sino Gold has assumed defence, the Purchaser shall use its commercially reasonable efforts to make available to Sino Gold or its representatives, on a timely basis, all documents, records and other materials in the possession of the Purchaser, at the expense of Sino Gold, reasonably required by Sino Gold for its use in defending any such Proceeding and shall otherwise cooperate on a timely basis with Sino Gold in the defence of such Proceeding.

PART 10
ADDITIONAL COVENANTS REGARDING CONDUCT OF THE SMG GROUP BUSINESS PRIOR TO AND FOLLOWING CLOSING

10.1 Conduct of SMG Group Business Prior to Closing

From the Execution Date up to and including the Closing Date, Sino Gold will use commercially reasonable efforts to conduct the SMG Group Business in the ordinary course, and in a manner consistent with this Agreement, unless otherwise agreed in writing by the Purchaser. Without limiting the foregoing, and Sino Gold will:

(a) cause each of the SMG Group members from the Execution Date up to the Closing to:

(i) use commercially reasonable efforts to maintain the SMG Group Assets and conduct the SMG Group Business in the ordinary course, consistent with the manner in which the SMG Group Assets and the SMG Group

Business were maintained and conducted immediately prior to the Execution Date;

(ii) notify the Purchaser of any resignation or dismissal of key PRC Jinfeng employees, and any dismissal of key PRC Jinfeng employees shall be in compliance with Applicable Law;

(iii) assist the Purchaser in the identification and retention of key PRC Jinfeng employees;

(iv) not materially alter the compensation of any Jinfeng employee holding a senior management position;

(v) use commercially reasonable efforts to preserve its relationships with Governmental Authorities, customers, suppliers, licensors, licensees, joint venturers, regulatory authorities and others with whom it has business dealings;

(vi) use commercially reasonable efforts to preserve intact its present business organization;

(vii) in the ordinary course of business, use commercially reasonable efforts in seeking to obtain any Authorization necessary for the conduct of the SMG Group Business;

(viii) maintain in full force and effect until the Closing such levels of coverage of insurance with respect to its SMG Group Assets, operations and activities as is currently maintained;

(ix) maintain its books and records in accordance with its current practice and accounting standards; and

(x) not, other than with the prior written approval of the Purchaser or as required or permitted by this Agreement:

(A) amend its constitutional or constating documents;

(B) materially change its corporate management structure;

(C) incur any capital expenditures or any obligations or liabilities outside the current Jinfeng budget and plan unless in the case of emergency;

(D) sell, lease or otherwise transfer, or create or incur any Encumbrance on, any of the SMG Group Assets, other than in ordinary course of business;

(E) make any loans, advances or capital contributions to, or investments in, any other Person, other than in the ordinary course of business;

(F) create, incur, assume, any indebtedness for borrowed money or guarantees other than in the ordinary course of business;

(G) enter into related party contracts with Sino Gold, ELD or their Affiliates except in the ordinary course of business; or

(H) change the policies and methods of accounting or tax reporting, except as required by Applicable Law or applicable accounting standards;

(b) permit the Purchaser to have one or more monitoring representatives (to a maximum of five (5) person(s) at any one time), for an aggregate maximum of ninety (90) man days in any consecutive thirty (30) day period, provided that:

(i) such permission shall require reasonable prior notice from the Purchaser to Sino Gold;

(ii) such permission, on the reasonable exercise of its discretion, may be withheld or revoked by Sino Gold in respect of a particular monitoring representative; and

(iii) each monitoring representative must conduct himself or herself:

(A) in a manner calculated to minimize disruption of the SMG Group Business; and

(B) on reasonable terms specified by ELD and Sino Gold;

(c) within twenty (20) days of each month end following the Execution Date and prior to the Closing Date, calculate the Estimated Working Capital Amount in respect of such month end and provide Notice of same to the Purchaser;

(d) within three (3) Business Days of each month end following the Execution Date and prior to the Closing Date, calculate the Estimated Cash Amount in respect of such month end and provide Notice of same to the Purchaser; and

(e) on or before Closing, cause all intercorporate indebtedness owing by any member of the SMG Group to:

(i) Sino Gold; or

(ii) any Affiliate of Sino Gold other than a member of the SMG Group,

to no longer be liabilities of the SMG Group.

10.2 Jinfeng Payable

The Parties acknowledge and agree that, notwithstanding any other provision in this Agreement which inhibits or prohibits doing so and subject to any modifications that Sino Gold, acting in a commercially reasonable manner, may consider necessary, the Jinfeng Payable shall, on or before the Closing, be dealt with as follows:

(a) Sino Gold shall subscribe for new shares of SMG, paying for such subscription by issuance by Sino Gold to SMG of a promissory note in the amount of the Jinfeng Payable;

(b) Sino Gold shall assign the Jinfeng Payable to SMG and SMG shall accept such assignment in full satisfaction for the promissory note issued pursuant to Section 10.2(a); and

(c) Sino Gold shall do all things commercially reasonable to effect the above subscription and the assignment,

and no representation hereunder shall be considered breached in implementing the foregoing.

10.3 ELD Network

After Closing, access to:

(a) the domain name "cn.eldoradogold.com";

(b) servers of ELD and any Affiliate of ELD other than a member of the SMG Group;

(c) Documentum;

(d) E-room; and

(e) any similar data system of ELD or any Affiliate of ELD, other than a member of the SMG Group, in which SMG Group data or information is resident,

will no longer be legally available to any SMG Group member or its employees.

10.4 Cooperation

Between the Execution Date and the Closing Date, Sino Gold will use commercially reasonable efforts to assist the Purchaser with the preparation for the transfer of the SMG Group SAP/Excel Data to the Purchaser's financial software platform with such transfer to occur on the Closing Date or as soon as practicable thereafter.

10.5 Conduct of SMG Group Business Following Closing

Following the Closing, the Purchaser:

(a) acknowledges its intention that, if the Purchaser determines to terminate the services of any of the senior managers and/or any employee of SMG or Jinfeng, then it intends to comply with all applicable employment agreements, Applicable Laws and, in particular, all statutory and other obligations in respect of the termination of the services for all such Persons;

(b) will not use the name 'Eldorado' or any variant thereof in all business activities of all members of the SMG Group;

(c) will promptly take all required action to change the directors, officers and Legal Representatives of all member of the SMG Group such that the persons whose resignations were delivered to the Purchaser pursuant to Section 2.6(g) are, effective on the Closing Date, no longer directors, officers or Legal Representatives of any members of the SMG Group.

(d) will provide and facilitate representatives of ELD and Sino Gold's auditors, on or before the date eighteen (18) months following the Closing Date, with reasonable access to all accounting records and source documents of the SMG Group pertaining to the period up to and including the Closing Date:

(i) upon reasonable notice;

(ii) for a reasonable number of occasions; and

(iii) during normal business hours,

and provide all reasonable co-operation in respect thereto, subject to Applicable Laws, provided that Sino Gold shall reimburse the Purchaser for its reasonable costs in providing such assistance;

(e) subject to Applicable Law, will assist ELD and Sino Gold in:

(i) the preparation, execution, delivery and filing of any reports, undertakings and other documents as required by any Governmental Authority in compliance with Applicable Law, including PRC Law, provided that any information provided by the Purchaser in respect thereof shall remain confidential except as required by Applicable Law; and

(ii) responding to any lawful enquiry or requests of any Governmental Authority,

in respect of the Acquisition and the transfer of the SMG Shares to the Purchaser; provided that Sino Gold shall reimburse the Purchaser for its reasonable costs in providing such assistance;

and

(f) will, in respect of Personal Information:

(i) maintain its confidentiality;

(ii) use reasonable security measures to protect it from reasonably foreseeable risks, including unauthorized access, use, disclosure, copying, modification and destruction; and

(iii) use and disclose it:

(A) only in compliance with Applicable Law; and

(B) strictly within the scope and for the limited purposes for which it was collected, used or disclosed by ELD or Sino Gold or an Affiliate of ELD.

10.6 Access for Investigation

(a) Between the Execution Date and the Closing Date, on the written consent of a member of ELD Senior Management, such consent not to be unreasonably withheld, Sino Gold will permit the Purchaser and the Purchaser's Advisors to have access to the:

(i) Data Room; and

(ii) ELD Senior Management.

(b) The access pursuant to Section 10.6(a), in each case, must be:

(i) upon reasonable notice to ELD and Sino Gold;

(ii) for a reasonable number of occasions, as determined by ELD and Sino Gold; and

(iii) conducted:

(A) during normal business hours;

(B) in a manner calculated to minimize disruption of the SMG Group Business; and

(C) on reasonable terms specified by ELD and Sino Gold.

10.7 Required Filings

(a) Between the Execution Date and the Closing Date, each Party will cooperate with the other Parties with respect to any:

(i) filings with Governmental Authorities that a Party is required to make in connection with the Acquisition and which can be made before Closing; and

(ii) applications for any Required Approvals.

(b) As promptly as practicable after the Execution Date, each of Sino Gold and the Purchaser will make all filings with Governmental Authorities required to be made by such Party in order to consummate the Acquisition.

(c) As promptly as practicable after the Closing Date, each of Sino Gold and the Purchaser will:

(i) make all filings with Governmental Authorities; and

(ii) do all things lawfully required by Governmental Authorities to be done by such Party,

arising from the Acquisition.

10.8 Permitted Acts

Nothing in Section 10.1 restricts ELD, Sino Gold or any SMG Group member from doing any action that is:

(a) contemplated in this Agreement or the Data Room;

(b) reasonably and prudently appropriate to respond to an emergency or disaster (including a situation giving rise to a risk of personal injury or damage to property);

(c) necessary for a member of the SMG Group to meet its legal or contractual obligations;

(d) in the ordinary course of carrying out its business; or

(e) approved by the Purchaser, such approval not to be unreasonably withheld or delayed,

all of which actions are permitted.

10.9 Advisors and Privilege

The Purchaser acknowledges and agrees as follows regarding privilege and confidentiality:

[REDACTED NAMES]

(a) and certain lawyers with the and law firms (collectively, the "**Advisors**" and individually, an "**Advisor**") have advised ELD

and Affiliates of ELD (including Sino Gold and SMG Group members) in connection with:

(i) this Agreement;

(ii) the transactions contemplated hereby; and

(iii) matters involving the SMG Group Business,

(collectively, the "**Privileged Matters**");

(b) communications and work-product related to the Privileged Matters (collectively, the "**Privileged Material**") were generated between:

(i) an Advisor and ELD or an Affiliate of ELD (including Sino Gold); or

(ii) an Advisor and an SMG Group member;

(c) the Privileged Material was necessary for ELD and Sino Gold to consider and formulate either:

(i) the transactions contemplated by this Agreement; or

(ii) strategic decisions regarding sensitive ELD and/or Sino Gold business matters;

(d) the maintenance, after the Closing, of the confidentiality of the Privileged Material:

(i) was always intended by the Advisors, Sino Gold and ELD; and

(ii) is essential to the maintenance of the relationship between the Advisors and ELD and/or Sino Gold;

and

(e) effective on the Closing:

(i) the Privileged Material shall, for the purposes of

(A) any dispute between:

(I) the Purchaser or any SMG Group member(s); and

(II) ELD or an Affiliate of ELD (including Sino Gold);

or

(B) any claim by:

(I) any third party;

(II) the Purchaser; or

(III) any SMG Group member(s),

against ELD or an Affiliate of ELD (including Sino Gold),

(the "**Purposes**"),

be deemed to be confidential and privileged communications exclusively of ELD and Sino Gold, not of any SMG Group member(s) and any interest of the Purchaser and any SMG Group member(s) therein is deemed assigned to ELD and Sino Gold;

(ii) the privilege and confidentiality detailed in Section 10.9(e)(i) may be waived only by the written agreement of ELD and Sino Gold or by order of a court or tribunal of competent jurisdiction and, unless either:

(A) so waived; or

(B) in the case of a claim against ELD or an Affiliate of ELD (including Sino Gold) of fraud or illegality,

the Purchaser and each SMG Group member shall not have a right of access to, disclosure of or use of the Privileged Material for the Purposes;

(iii) the Purchaser and each SMG Group member shall not seek to have any Advisor disqualified from representing ELD or Sino Gold, either individually or in a group, in any dispute that may arise between:

(A) ELD or an Affiliate of ELD (including Sino Gold); and

(B) the Purchaser or any SMG Group member(s),

based upon, arising out of or related in any way to the Privileged Matters;

and

(iv) the Purchaser and each SMG Group member shall not seek to compel:

(A) ELD or an Affiliate of ELD (including Sino Gold) or any of the Advisors to produce the Privileged Materials in any legal process or other proceedings; or

(B) any representative of ELD or an Affiliate of ELD (including Sino Gold) or any of the Advisors to give evidence or testify about the Privileged Materials in any legal process or other proceedings.

PART 11
WORKING CAPITAL AND CASH ADJUSTMENT

11.1 Working Capital and Cash Adjustment

The Parties agree that the Purchase Price will be adjusted as follows:

(a) if the Closing Date Working Capital Amount is greater than the Pre-Closing Working Capital Amount, then the Purchase Price will be increased by an amount equal to the difference between the Closing Date Working Capital Amount and the Pre-Closing Working Capital Amount (the "**Working Capital Increase**");

(b) if the Pre-Closing Working Capital Amount is greater than the Closing Date Working Capital Amount, then the Purchase Price will be decreased by an amount equal to the difference between the Pre-Closing Working Capital Amount and the Closing Date Working Capital Amount (the "**Working Capital Deficiency**");

(c) if the Closing Date Cash Amount is greater than the Pre-Closing Cash Amount, then the Purchase Price will be increased by an amount equal to the difference between the Closing Date Cash Amount and the Pre-Closing Cash Amount (the "**Cash Increase**"); and

(d) if the Pre-Closing Cash Amount is greater than the Closing Date Cash Amount, then the Purchase Price will be decreased by an amount equal to the difference between the Pre-Closing Cash Amount and the Closing Date Cash Amount (the "**Cash Deficiency**").

11.2 Accountant's Determination

As promptly as practicable following Closing, but in no event later than thirty (30) days following Closing, Sino Gold shall cause Sino Gold's accountants to:

(a) prepare and deliver to the each of the Parties, such accountants' determination of the:

  (i) Closing Date Working Capital Amount; and

  (ii) Closing Date Cash Amount,

  (the "**Accountant's Determination**"); and

(b) make such determination in accordance with:

  (i) ELD accounting policies;

  (ii) the definition of the Working Capital Amount, including Schedule M; and

  (iii) the definition of the Cash Amount.

11.3 Purchaser Co-operation

So as to enable Sino Gold's accountants to prepare the Accountant's Determination, the Purchaser shall provide Sino Gold's accountants with reasonable and prompt access to all SMG Group financial information, as at Closing, as is reasonably necessary for such purpose.

11.4 Review Period and Proposed Adjustment Notice

(a) The Purchaser shall have twenty (20) Business Days from the delivery of the Accountant's Determination (the "**Review Period**") to review and consider the Accountant's Determination.

(b) Sino Gold must provide all reasonable co-operation to the Purchaser during the Review Period in respect of the review, including providing the Purchaser and its representatives with reasonable access, during normal business hours, to Sino Gold's Accountant to the extent such access is determined by the Purchaser, acting reasonably, to be necessary to its review of the Accountant's Determination.

(c) If the Purchaser believes that Accountant's Determination was not prepared in accordance with this Agreement or otherwise contains a patent error, then the Purchaser may deliver to Sino Gold, prior to the expiration of the Review Period, a Notice (a "**Proposed Adjustment Notice**"), which Notice must:

(i) identify the item or items on the Accountant's Determination which the Purchaser considers not to have been prepared in accordance with this Agreement or contains a patent error; and

(ii) propose an alternative Closing Date Working Capital Amount and/or Closing Date Cash Amount made in accordance with Section 11.2(b), with supporting calculations.

(d) If the Purchaser, prior to the expiration of the Review Period:

(i) duly delivers a Proposed Adjustment Notice, then the provisions of Section 11.8 shall be applicable; or

(ii) does not duly deliver a Proposed Adjustment Notice to Sino Gold, then the Accountant's Determination shall become final, binding and conclusive on the Parties and shall not be subject to dispute resolution pursuant to Section 17.7.

11.5 Payment of Working Capital Adjustment

Any Working Capital Increase and Cash Increase (subject to set off pursuant to Section 11.7) must be paid or satisfied:

(a) within ten (10) Business Days after the later of:

(i) the expiration of the Review Period; and

(ii) if a Proposed Adjustment Notice is duly delivered pursuant to Section 11.4(c), the date of the final determination of the Closing Date Working Capital Amount and/or the Closing Date Cash Amount pursuant to Section 11.8;

and

(b) by the Purchaser through payment of a certified cheque, bank draft, or wire transfer by the Purchaser to:

(i) the Escrow Agent in the amount of 10% of such Working Capital Increase and Cash Increase, as an additional contribution to the Escrowed Funds, to be held pursuant to the Escrow Deed; and

(ii) Sino Gold, the balance.

11.6 Payment of Working Capital Deficiency

Any Working Capital Deficiency and Cash Deficiency (subject to set off pursuant to Section 11.7) must be paid or satisfied by Sino Gold through payment by Sino Gold to the Purchaser of a certified cheque, bank draft, or wire transfer within ten (10) Business Days after the later of:

(a) the expiration of the Review Period; and

(b) if a Proposed Adjustment Notice is duly delivered pursuant to Section 11.4(c), the date of the final determination of the Closing Date Working Capital Amount and/or the Closing Date Cash Amount pursuant to Section 11.8.

11.7 Set Off

If, at the time that a payment is due and payable pursuant to Sections 11.5 and 11.6, there exists both payments due to the:

(a) Purchaser; and

(b) Sino Gold,

then a set off shall apply so that the net amount is payable.

11.8 Resolution

(a) If a Proposed Adjustment Notice is duly delivered pursuant to Section 11.4(c), then the Parties shall, for a twenty (20) Business Day period commencing on the date of delivery of the Proposed Adjustment Notice (the "**Initial Dispute Period**"), engage in good faith negotiation of the Closing Date Working Capital Amount and/or the Closing Date Cash Amount.

(b) If, within the Initial Dispute Period, the Parties cannot agree upon the Closing Date Working Capital Amount and/or the Closing Date Cash Amount, then the Parties shall jointly retain the Nominated Resolver to act as the Resolver.

(c) If the Nominated Resolver cannot or is unwilling to determine the Closing Date Working Capital Amount and/or the Closing Date Cash Amount, then the Nominated Resolver must give a Notice to the Parties to such effect.

(d) If the Nominated Resolver gives a Notice pursuant to Section 11.8(c) and the Parties cannot agree as to an alternate Person to act as the Resolver within a period of fifteen (15) Business Days after such Notice, then either Party may apply to the Supreme Court of British Columbia to have a Person appointed as the Resolver and such application shall not be subject to dispute resolution pursuant to Section 17.7.

(e) The Resolver shall act promptly to resolve the Closing Date Working Capital Amount and/or the Closing Date Cash Amount in accordance with the terms of this Agreement, it being understood that:

(i) the sole issue for the Resolver shall be to determine the Closing Date Working Capital Amount and/or the Closing Date Cash Amount in accordance with Section 11.2(b);

(ii) subject to Section 11.8(e)(i), the Resolver must exercise its discretion reasonably in determining the Closing Date Working Capital Amount and/or the Closing Date Cash Amount;

(iii) the Resolver must determine the Closing Date Working Capital Amount and/or the Closing Date Cash Amount as soon as reasonably practicable and issue its written decision within thirty (30) days after the appointment of such Resolver, which decision shall be final, binding and conclusive on the Parties and shall not be subject to dispute resolution pursuant to Section 17.7;

(iv) the Parties must cooperate with the Resolver, including:

(A) providing (or causing to be provided) to the Resolver all information and records as reasonably necessary; and

(B) making available at the resolution proceeding all personnel, as is reasonably necessary to permit the Resolver to determine the Closing Date Working Capital Amount and/or the Closing Date Cash Amount;

(v) any Party may submit information or make presentations to the Resolver relating to the Closing Date Working Capital Amount and/or the Closing Date Cash Amount so long as:

(A) a copy of any such submission is provided simultaneously to the other Parties; and

(B) all Parties are allowed to be present during any such presentation;

and

(vi) the fees of the Resolver and the expenses incurred by it in determining the Closing Date Working Capital Amount and/or the Closing Date Cash Amount under this Section shall be borne by:

(A) Sino Gold, if the net amount of the Closing Date Working Capital Amount and/or the Closing Date Cash Amount, as determined by the Resolver is closer to the amount set out in the Proposed Adjustment Notice than to the amount set out in the Accountants Determination, or

(B) the Purchaser, if the net amount of the Closing Date Working Capital Amount and/or the Closing Date Cash Amount, as determined by the Resolver, is closer to the amount set out in the Accountants Determination than to the amount set out in the Proposed Adjustment Notice.

PART 12
PARENT GUARANTEE AND INDEMNITY

12.1 Parent Guarantee and Indemnification

The Parent:

(a) hereby absolutely, unconditionally and irrevocably guarantees Sino Gold the prompt and complete observance and performance of all the terms, covenants, conditions and provisions to be observed or performed by the Purchaser pursuant to this Agreement and agrees to perform such terms, covenants, conditions and provisions upon the default or non-performance thereof by the Purchaser;

(b) agrees to indemnify and save Sino Gold and its Affiliates and their directors, officers, employees and agents harmless from and against any and all losses, liabilities, damages (excluding punitive damages), injuries, costs or expenses (including legal costs or expenses) suffered or incurred by Sino Gold that arise out of or relate to any failure of the Purchaser in timely or fully performing or causing to be performed all of the terms, covenants, conditions and provisions to be observed or performed by the Purchaser pursuant to this Agreement; and

(c) shall not transfer or assign all or any part of its obligations set forth in this Section 12.1 without the prior written consent of Sino Gold, which consent may be arbitrarily withheld.

12.2 Absolute and Unconditional

The Parent acknowledges and agrees that, save as detailed in Section 7.4(b), the obligations set forth in Section 12.1 are absolute, unconditional, present and continuing and are in no way conditional or contingent upon any event, circumstance, action or omission which might in any way discharge a guarantor or surety in whole or in part.

PART 13
ELD GUARANTEE AND INDEMNITY

13.1 ELD Guarantee and Indemnification

ELD:

(a) hereby absolutely, unconditionally and irrevocably guarantees the Purchaser the prompt and complete observance and performance of all the terms, covenants, conditions and provisions to be observed or performed by Sino Gold pursuant to this Agreement and agrees to perform such terms, covenants, conditions and provisions upon the default or non-performance thereof by Sino Gold;

(b) agrees to indemnify and save the Purchaser and its Affiliates and their directors, officers, employees and agents harmless from and against any and all losses, liabilities, damages (excluding punitive damages), injuries, costs or expenses (including legal costs or expenses) suffered or incurred by the Purchaser that arise out of or relate to any failure of Sino Gold in timely or fully performing or causing to be performed all of the terms, covenants, conditions and provisions to be observed or performed by Sino Gold pursuant to this Agreement; and

(c) shall not transfer or assign all or any part of its obligations set forth in this Section 13.1 without the prior written consent of the Purchaser, which consent may be arbitrarily withheld;

provided that each of the above provisions is subject to Part 8, *mutatis mutandis*.

13.2 Absolute and Unconditional

ELD acknowledges and agrees that, save as detailed in Section 5.4(b), the obligations set forth in Section 13.1 are absolute, unconditional, present and continuing and are in no way conditional or contingent upon any event, circumstance, action or omission which might in any way discharge a guarantor or surety in whole or in part.

PART 14
TERMINATION

14.1 Termination

This Agreement may be terminated by:

(a) the mutual written agreement of Sino Gold and the Purchaser;

手 CW

(b) either Party if the condition detailed in Section 3.2(a) is not either satisfied or waived by Sino Gold by the Deadline and has not been extended pursuant to Section 3.2(a)(i);

(c) the Purchaser, if:

(i) Sino Gold fails to deliver to the Purchaser the deliverables pursuant to in Section 2.6 and within seven (7) Business Days after Notice from the Purchaser, Sino Gold has failed to cure such failure to the satisfaction of the Purchaser acting reasonably;

(ii) the condition precedent set out in Section 3.1:

(A) as of the Cut Off Date is not satisfied, released or waived in accordance with this Agreement and, within seven (7) Business Days after Notice from Sino Gold to the Purchaser, remain unsatisfied; or

(B) on or before the Cut Off Date, either:

(I) is agreed by Sino Gold and the Purchaser to be incapable of being satisfied; or

(II) becomes incapable of being satisfied,

and is not released or waived in accordance with this Agreement;

(iii) the condition precedent set out in Section 3.3(a):

(A) is not satisfied, released or waived as of the Cut Off Date; or

(B) on or before the Cut Off Date, either:

(I) is agreed by Sino Gold and the Purchaser to be incapable of being satisfied; or

(II) become incapable of being satisfied,

and is not released or waived in accordance with this Agreement;

(iv) the condition precedent set out in Section 3.3(b) is not satisfied, released or waived;

(v) after the Execution Date and prior to Closing:

(A) there has been an event, occurrence, condition or matter which, if not cured, would have a Material Adverse Effect;

(B) Notice of such event, occurrence, condition or matter has been given to Sino Gold; and

(C) Sino Gold has, within seven (7) Business Days after such Notice, failed to cure such event, occurrence, condition or matter to the satisfaction of the Purchaser, acting reasonably, with the result that a Material Adverse Effect exists;

or

(vi) after the Execution Date and prior to Closing:

(A) there has been a material breach or non-performance by Sino Gold of any material representation, warranty, covenant or agreement set forth in this Agreement on the part of Sino Gold;

(B) Notice of such material breach or non-performance has been given to Sino Gold; and

(C) Sino Gold has, within seven (7) Business Days after such Notice, failed to cure such material breach or non-performance to the satisfaction of the Purchaser, acting reasonably, provided that if by its nature, such breach or non-performance cannot be cured, then no cure period is applicable;

(d) Sino Gold, if:

(i) the Purchaser fails to deliver the deliverables pursuant to Section 2.4(b)(i) and, within seven (7) Business Days after Notice from Sino Gold, the Purchaser has failed to cure such failure to the satisfaction of Sino Gold acting reasonably;

(ii) the Purchaser fails to deliver the deliverables pursuant to Section 2.5 and, within seven (7) Business Days after Notice from Sino Gold, the Purchaser has failed to cure such failure to the satisfaction of Sino Gold acting reasonably;

(iii) the condition precedent set out in Section 3.1:

(A) as of the Cut Off Date is not satisfied, released or waived in accordance with this Agreement and, within seven (7) Business Days after Notice from Sino Gold to the Purchaser, remain unsatisfied; or

(B) on or before the Cut Off Date, either:

(I) is agreed by Sino Gold and the Purchaser to be incapable of being satisfied; or

(II) becomes incapable of being satisfied,

and is not released or waived in accordance with this Agreement;

(iv) the condition precedent set out in Section 3.2(b) is not satisfied, released or waived;

(v) the condition precedent set out in Section 3.3(a):

(A) on the Cut Off Date is not satisfied and is not released or waived in accordance with this Agreement and within seven (7) Business Days after Notice from Sino Gold, remains unsatisfied; or

(B) on or before the Cut Off Date either:

(I) is agreed by Sino Gold and the Purchaser to be incapable of being satisfied; or

(II) becomes incapable of being satisfied,

and is not released or waived in accordance with this Agreement;

or

(vi) after the Execution Date and prior to Closing:

(A) there has been a material breach or non-performance by the Purchaser of any material representation, warranty, covenant or agreement set forth in this Agreement on the part of the Purchaser;

(B) Notice of such material breach or non-performance has been given to the Purchaser; and

the Purchaser has, within seven (7) Business Days after such Notice, failed to cure such material breach or non-performance to the satisfaction of Sino Gold, acting reasonably, provided that if by its nature, such breach or non-performance cannot be cured, then no cure period is applicable.

14.2 Effect of Termination

If this Agreement is terminated pursuant to Section 14.1, then this Agreement will be of no further force or effect and there shall be no obligations on the part of the Parties, except with respect to Part 8, Section 10.9, Part 12, Part 13, Part 14, Part 15, Part 16 and Part 17, all of which will survive such termination, provided however that termination of this Agreement will not relieve any Party, subject to Part 8, of liability for and recourse under law in respect of any breaches of this Agreement that are based on that Party wrongful refusing or failing to perform any obligations under this Agreement prior to such termination.

PART 15
CONFIDENTIALITY

15.1 Confidentiality

It is acknowledged and agreed that:

(a) notwithstanding:

(i) execution of this Agreement; and

(ii) any provision that may be contained in the Confidentiality Agreement terminating the provisions thereof upon execution of this Agreement,

the Confidentiality Agreement remains in full force and effect, shall survive execution of this Agreement and the Closing and shall be perpetual and not subject to any survival period pursuant to this Agreement;

(b) the Purchaser covenants to be bound by and comply with the provisions of the Confidentiality Agreement, as extended by Section 15.1(c) and, for greater certainty, such confidentiality obligations shall be perpetual and not subject to any survival period pursuant to this Agreement.;

(c) the provisions of the Confidentiality Agreement shall apply, *mutatis mutandis*, to the Confidential Information, provided that if, as a consequence of Closing, any Confidential Information which relates solely to the SMG Group becomes the property of the Purchaser, then such provisions shall no longer apply to such Confidential Information which relates solely to the SMG Group; and

(d) from and after the Closing Date, ELD agrees to maintain the confidentiality of any information of a confidential nature which relates solely to the SMG Group and, as a consequence of Closing, becomes the property of the Purchaser, unless such information is required to be publicly disclosed by ELD from time to time in accordance with and pursuant to applicable Canadian or United States securities laws or any other Applicable Laws. For greater certainty, such confidentiality obligation shall be perpetual and not subject to any survival period pursuant to this Agreement.

15.2 Public Disclosure

The Purchaser acknowledges and agrees that, notwithstanding the provisions of the Confidentiality Agreement:

(a) the proposed Acquisition; and

(b) certain information with respect to ELD, Sino Gold, the SMG Group Assets and SMG Group Business,

may be publicly disclosed by ELD from time to time in accordance with and pursuant to applicable Canadian or United States securities laws or any other Applicable Laws.

15.3 Public Notices

The Parties agree that they will not release or issue any reports or statements or make any public announcements relating to this Agreement, the proposed Acquisition or the Closing without the prior written consent of the other Parties, except as may be required upon written advice of counsel to comply with Applicable Laws or as otherwise specifically permitted hereunder.

15.4 Press Release

The Purchaser agrees to the inclusion in ELD's press release announcing the execution of this Agreement of a statement which states the Purchaser's intention, that if the Purchaser determines to terminate the services of any of the senior managers and/or any employee of SMG or Jinfeng, then it intends to comply with all applicable employment agreements, Applicable Laws and, in particular, all statutory and other obligations in respect of the termination of the services for all such Persons.

15.5 Personal Information

In respect of any Personal Information to which it or its Affiliates become privy, each Party separately:

(a) acknowledges that such Personal Information:

   (i) has and shall be used; and

   (ii) was received

   by it solely for purposes related to the Acquisition; and

(b) covenants to:

   (i) use reasonable security measures to protect such Personal Information from reasonably foreseeable risks, including unauthorized access, use, disclosure, copying, modification and destruction; and

   (ii) limit access to such Personal Information only to persons that need access for the purpose of the Acquisition; and

instruct its representatives, agents and advisors to protect and ensure the security of such Personal Information.

PART 16
NOTICES

16.1 Notices

(a) All Notices must be in writing.

(b) Any:

(i) Notice; or

(ii) document required to be served or delivered pursuant to dispute resolution, as provided for in Section 17.7,

must be delivered either personally or transmitted by facsimile as follows:

To the Purchaser:

China National Gold Group Hong Kong Limited
Flat/Room 905, Block 2, 9/F, Silvercord
30 Canton Road, Tsimshatsui, Hong Kong

Facsimile:
Attention:

To the Parent:

China National Gold Group Corporation
No.9 Andingmenwai Street,
Dongcheng District, Beijing, China 100011

Facsimile:
Attention:

[REDACTED NAMES AND NUMBERS]

with a copy to:

DLA Piper (Canada) LLP
2800 - 666 Burrard Street
Vancouver, BC V6C 2Z7

Facsimile:
Attention:

To Sino Gold and ELD:

c/o Eldorado Gold Corporation
1188 - 550 Burrard Street
Vancouver, BC V6C 2B5

Facsimile:
Attention:

with a copy to:

Fasken Martineau DuMoulin LLP
2900 - 550 Burrard Street
Vancouver, BC V6C 0A3

[REDACTED NUMBERS AND NAMES]

Facsimile:
Attention:

or to such other address as the respective Party may from time to time specify by a Notice.

(c) Any Notice or document required to be given, served or delivered hereunder, including pursuant to dispute resolution (as provided for in Section 17.7) will be deemed to have been given, served or delivered and received:

(i) if personally delivered, then on the day of personal service to the recipient Party, provided that if such date is a day other than a Business Day, then such Notice will be deemed to have been given and received on the first Business Day following the date of personal service; and

(ii) if sent by facsimile transmission and successfully transmitted:

(A) prior to 4:00 pm on a Business Day (local time for the recipient Party), then on that Business Day; and

(B) if transmitted after 4:00 pm on a Business Day (local time for the recipient Party), then on the first Business Day following the date of transmission.

(d) Delivery or transmission pursuant to Section 16.1(b) shall, subject to Section 16.1(c), constitute delivery and service for the purpose of:

(i) this Agreement; and

(ii) dispute resolution, as provided for in Section 17.7.

PART 17
MISCELLANEOUS

17.1 Expenses

All

(a) costs and expenses incurred in connection with the preparation of this Agreement and the Acquisition will be paid by the Party respectively incurring such costs and expenses; and

(b) taxes levied in relation to the entering into or execution of this Agreement will be paid by the Party responsible in accordance with Applicable Law for payment of such taxes.

17.2 Tax Matters

(a) The Purchaser shall not withhold any amount from the Closing Cash Consideration for the payment of any tax (the "**Tax**") that may be levied on Sino Gold under the Indirect Transfer Guidance in relation to the Acquisition.

(b) Within thirty (30) days following the Execution Date, Sino Gold shall submit all necessary documentation with respect to the Acquisition to the applicable PRC tax authorities in accordance with Article 9 of Announcement [2015] No. 7, and shall promptly provide the Purchaser with a copy of all such documentation.

(c) Forthwith following the calculation of the Closing Cash Consideration, Sino Gold shall make a calculation of the Tax payable (the "**Estimated Tax Amount**"), based upon the formula '(A minus B) x 10%', where 'A' is the Closing Cash Consideration and 'B' is [Redacted Amount]

(d) The Purchaser shall reasonably cooperate with Sino Gold in any submission or other correspondence by Sino Gold to the applicable PRC tax authorities with respect to the application of the Indirect Transfer Guidance to the Acquisition.

(e) If, prior to the Closing Date, Sino Gold has received the formal assessment notice (a "**Tax Assessment**") from the applicable PRC tax authority pertaining to the amount of Tax, if any, payable by Sino Gold with respect to the Acquisition pursuant to the Indirect Transfer Guidance (the "**Tax Payable**"), then:

   (i) Sino Gold shall provide the Purchaser with a copy of the Tax Assessment; and

   (ii) the Closing Cash Consideration shall be paid by the Purchaser on Closing as follows:

      (A) firstly, an amount equal to the Tax Payable to the relevant tax collection authorities as a withholding agent of Sino Gold; and

      (B) secondly, the balance to Sino Gold.

(f) If the Purchaser should make a payment of Tax pursuant to Section 17.2(e)(ii)(A), then the Purchaser shall:

   (i) obtain a Tax Payment Certificate for such payment of Tax, made as a withholding agent of Sino Gold; and

(ii) promptly provide the original of such Tax Payment Certificate to Sino Gold.

(g) If, as of the Closing Date, Sino Gold has not received the Tax Assessment, then the Closing Cash Consideration shall be paid by the Purchaser on Closing as follows:

(i) firstly, an amount equal to the Estimated Tax Amount to the Escrow Agent, to be held pursuant to the Escrow Deed; and

(ii) secondly, the balance to Sino Gold.

(h) If, after the Closing Date, Sino Gold receives a Tax Assessment, then Sino Gold must promptly provide the Purchaser with a copy of the Tax Assessment and must either:

(i) pay to the relevant tax collection authority the amount owing under the Tax Assessment and:

(A) send Notice to the Purchaser:

(I) attaching a Tax Payment Certificate evidencing payment of the Tax Payable; and

(II) enclosing a Release Notice directing that the Escrowed Funds be paid to Sino Gold and requesting that such Release Notice be executed by the Purchaser,

and

(B) upon receipt of such Release Notice, executed by the Purchaser, execute the Release Notice and deliver it to the Escrow Agent;

or

(ii) send Notice to the Purchaser:

(A) enclosing a Release Notice directing that the Escrowed Funds be paid as follows:

(I) firstly, an amount equal to the Tax Payable to the relevant tax collection authorities, as agent for Sino Gold; and

(II) secondly, the balance to Sino Gold,

and requesting that such Release Notice be executed by the Purchaser;

and

(B) upon receipt of such Release Notice, executed by the Purchaser, execute the Release Notice and deliver it to the Escrow Agent.

(i) If, within ten (10) Business Days of receiving a Tax Assessment pursuant to Section 17.2(h), the Purchaser does not receive a Notice pursuant to either Section 17.2(h)(i)(A) or Section 17.2(h)(ii)(A), then the Purchaser may:

(i) send Notice to Sino Gold:

(A) enclosing a Release Notice directing that the Escrowed Funds be paid as follows:

(I) firstly, an amount equal to the Tax Payable to the relevant tax collection authorities, as agent for Sino Gold; and

(II) secondly, the balance to Sino Gold,

and requesting that such Release Notice be executed by the Sino Gold;

and

(B) upon receipt of such Release Notice, executed by Sino Gold, execute the Release Notice and deliver it to the Escrow Agent.

(j) If, after the Closing Date, the Purchaser receives a Tax Assessment or similar tax notice from the applicable PRC tax authorities requiring payment of the Tax, then the Purchaser shall:

(i) promptly send the Tax Assessment or similar tax notice to Sino Gold; and

(ii) send Notice to Sino Gold:

(A) enclosing a Release Notice directing that the Escrowed Funds be paid as follows:

(I) firstly, an amount equal to the Tax Payable to the relevant tax collection authorities, as agent for Sino Gold; and

(II) secondly, the balance to Sino Gold.

and requesting that such Release Notice be executed by the Sino Gold;

and

(iii) upon receipt of such Release Notice, executed by Sino Gold, execute the Release Notice and deliver it to the Escrow Agent.

(k) If, three hundred and sixty-five (365) days after the Closing Date, any part of the Escrowed Funds remain in escrow, then Sino Gold may:

(i) send Notice to the Purchaser enclosing a Release Notice directing that the Escrowed Funds be paid to Sino Gold and requesting that such Release Notice be executed by the Purchaser; and

(ii) upon receipt of such Release Notice, executed by the Purchaser, execute the Release Notice and deliver it to the Escrow Agent;

(l) If pursuant to Sections 17.2(h), 17.2(i), 17.2(j) or 17.2(k), a Release Notice is delivered to a Party requesting that such Release Notice be executed and such Party refuses or neglects to execute such Release Notice, then the Party requesting such execution shall be entitled to apply for an order of a court of competent jurisdiction ordering that the Escrow Agent make disposition of the Escrowed Funds as anticipated by such Release Notice, notwithstanding that such Release Notice has not been so executed. For the avoidance of doubt, the Parties confirm their understanding that execution of the Release Notice by Sino Gold and the Purchaser and the timely disposition of the Escrowed Funds by the Escrow Agent in accordance with Section 17.2(k) three hundred and sixty-five (365) days after the Closing Date may be delayed if a Proceeding in relation to the disposition of the Escrowed Funds is underway as at such date.

(m) The Purchaser agrees to indemnify and hold harmless Sino Gold against any and all Losses (including consequential Losses) incurred by Sino Gold due to any failure by the Purchaser to fully comply with its obligations under Sections 17.2(d) to 17.2(l) inclusive.

(n) Sino Gold:

(i)

[REDACTED INDEMNITY TERMS]

(ii)

17.3 Assignment

No Party may assign or transfer any of its rights under this Agreement without the prior written consent of each of the other Parties, provided that:

(a) following the Execution Date, but no later than 3 months following the Execution Date, the Purchaser may assign and transfer all of its rights and obligations under this Agreement to an Affiliate of the Purchaser which is directly or indirectly wholly owned by the Parent, provided that:

(i) Notice of such assignment is provided to Sino Gold;

(ii) prior to such assignment, the assignee:

(A) confirms in writing to Sino Gold that it accedes to such rights and obligations of the Purchaser; and

(B) enters into an agreement in a form satisfactory to Sino Gold, acting reasonably, containing representations, warranties and covenants equivalent to those provided hereunder by the Purchaser;

and

(iii) the Parent confirms in writing to Sino Gold, in a form satisfactory to Sino Gold, acting reasonably, that the guarantee of the Parent set out in Part 12 guarantees the obligations of the assignee *mutatis mutandis,*

provided however, that the Purchaser shall not be released from its obligations under this Agreement;

(b) if, following the Closing Date, ELD ceases to directly or indirectly control Sino Gold, then Sino Gold may assign and transfer all of its rights and obligations under this Agreement to ELD or an Affiliate of ELD, provided that:

(i) Notice of such assignment is provided to the Purchaser; and

(ii) if the assignee is not ELD, then

(A) the assignee confirms in writing to the Purchaser that it accedes to such rights and obligations of Sino Gold; and

(B) the assignee enters into an agreement in a form satisfactory to the Purchaser, acting reasonably, containing representations, warranties and covenants equivalent to those provided hereunder by Sino Gold, to the extent still relevant and applicable;

and

(iii) ELD confirms in writing to the Purchaser, in a form satisfactory to the Purchaser, acting reasonably, that the guarantee of ELD set out in Part 13 guarantees the obligations of the assignee *mutatis mutandis,*

and Sino Gold shall be released from all rights and obligations under this Agreement; and

(c) if, following the Closing Date, Parent ceases to directly or indirectly control the Purchaser, then the Purchaser may assign and transfer all of its rights and obligations under this Agreement to Parent or an Affiliate of Parent, provided:

(i) Notice of such assignment is provided to Sino Gold; and

(ii) if the assignee is not the Parent, then

(A) the assignee confirms in writing to Sino Gold that it accedes to such rights and obligations of Purchaser; and

(B) enters into an agreement in a form satisfactory to Sino Gold, acting reasonably, containing representations, warranties and covenants equivalent to those provided hereunder by the Purchaser, to the extent still relevant and applicable;

and

(iii) the Parent confirms in writing to Sino Gold that the guarantee of the Parent set out in Part 12 guarantees the obligations of the assignee *mutatis mutandis,*

and the Purchaser shall be released from all rights and obligations under this Agreement.

17.4 Construal

Nothing expressed or referred to in this Agreement will be construed to give any Person other than the Parties any legal or equitable right, remedy, or Claim under or with respect to this Agreement or any provision of this Agreement.

17.5 Enurement

This Agreement and all of its provisions and conditions are for the sole and exclusive benefit of the Parties and their successors and permitted assigns, as applicable.

17.6 Governing Law

Except as specifically provided in Section 17.7(b), this Agreement and the adjudication and the enforcement thereof, shall be governed by and interpreted and construed in accordance with the laws of the Province of British Columbia and the laws of Canada applicable therein, without regard to conflicts of law principles.

17.7 Venue

(a) Except as herein specifically provided otherwise, any dispute, controversy, difference or claim arising out of or relating to this Agreement, including the existence, validity, interpretation, performance, breach or termination thereof or any dispute regarding non-contractual obligations arising out of or relating to it shall be referred to and finally resolved by arbitration administered by the Hong Kong International Arbitration Centre (HKIAC) under the HKIAC Administered Arbitration Rules in force when the Notice of Arbitration is submitted.

(b) The law of this arbitration clause shall be Hong Kong law.

(c) The seat of arbitration shall be Hong Kong.

(d) The number of arbitrators shall be three.

(e) The arbitration proceedings shall be conducted in English.

17.8 Severability

If any covenant or other provision of this Agreement is invalid, illegal, or incapable of being enforced by reason of any rule of law or public policy, then such covenant or other provision will be severed from and will not affect any other covenant or other provision of this Agreement, and this Agreement will be construed as if such invalid, illegal, or unenforceable covenant or provision had never been contained in this Agreement. All other covenants and provisions of this Agreement will, nevertheless, remain in full force and effect and no covenant or provision will be deemed dependent upon any other covenant or provision unless so expressed herein.

17.9 Entire Agreement

This Agreement and the schedules attached hereto contain the entire agreement between the Parties with respect to the subject matter hereof and supersede all prior arrangements and understandings, both written and oral, expressed or implied, with respect thereto, including any indicative term sheet, other than the Confidentiality Agreement, which shall remain in full force and effect. Any preceding correspondence or offers are expressly superseded and terminated by this Agreement.

17.10 Further Assurances

Each Party, upon the request of the other Parties, whether before or after the Closing, shall do, execute, acknowledge and deliver or cause to be done, executed, acknowledged or delivered all such further acts, deeds, documents, consents, permissions, assignments, transfers, conveyances, powers of attorney and assurances as may be reasonably necessary or desirable to effect complete consummation of the Acquisition.

17.11 Enurement

This Agreement and each of the terms and provisions hereof will enure to the benefit of and be binding upon the Parties and their respective administrators, personal representatives, successors and permitted assigns.

17.12 Time

Time is of the essence of this Agreement.

17.13 Waiver

No failure on the part of a Party to exercise any power, right, privilege or remedy under this Agreement, and no delay on the part of a Party in exercising any power, right, privilege or remedy under this Agreement, shall operate as a waiver of such power, right, privilege or remedy; and no single or partial exercise of any such power, right, privilege or remedy shall preclude any other or further exercise thereof or of any other power, right, privilege or remedy. No Party shall be deemed to have waived any Claim arising out of this Agreement, or any power, right, privilege or remedy under this Agreement, unless the waiver of such Claim, power, right, privilege or remedy is expressly set forth in a written instrument duly executed and delivered on behalf of such Party; and any such waiver shall not be applicable or have any effect except in the specific instance in which it is given.

17.14 Amendment

This Agreement may not be amended except by a written instrument duly executed and delivered on behalf of each of the Parties.

17.15 Counterpart and Electronic Execution

This Agreement may be executed in two or more counterparts, each of which shall be deemed to be an original and all of which together shall constitute one and the same Agreement. Counterparts may be delivered either in original or faxed or other electronic form capable of producing a printed copy and the Parties adopt any signature received by a receiving machine as original signatures of the Parties.

17.16 Schedules

The schedules attached to this Agreement are incorporated herein.

17.17 Governing Language

While a Mandarin language translation of this Agreement may be provided to the Purchaser, Sino Gold and ELD make no representation as to the accuracy of such translation and this English language Agreement shall be the governing document for the purposes of the agreement between the Parties with respect of the subject matter hereof.

IN WITNESS WHEREOF the Parties have executed this Agreement as of the day and year first set forth above.

SINO GOLD MINING PTY LIMITED

Per: "DAWN MOSS"

Name: DAWN MOSS
Title: DIRECTOR

ELDORADO GOLD CORPORATION

Per: "PAUL WRIGHT"

Name: PAUL WRIGHT
Title: PRES + CEO

CHINA NATIONAL GOLD GROUP HONG KONG LIMITED

Per: "Liu Bing"

Name: Liu Bing
Title: Director

CHINA NATIONAL GOLD GROUP CORPORATION

Per: "Song Xin"

Name: Song Xin
Title: president

SCHEDULE A

SMG GROUP MINING CONCESSIONS

Schedule A

SMG Group Mining Concessions

License Name	License Number	Effective Date	Expiration Date	Area (sq km)
Mining License - Lannigou Gold Mine		May 2005	May 2017	1.2843
Exploration License – Lannigou*		14th September 2012	14th September 2014	5.94
Exploration License – Anbao		3 th November 2014	3 th November 2016	13.11

*this license is on process under application for reservation in MLR and thus also listed in Schedule E - SMG Group Pending Applications

[REDACTED LICENSE #]

SCHEDULE B

SMG GROUP EQUIPMENT

[REMOVED]

宋 MW

SCHEDULE C

SMG GROUP REAL PROPERTY

[REMOVED]

SCHEDULE D

SMG GROUP MATERIAL CONTRACTS

[Removed

SCHEDULE E

SMG GROUP PENDING APPLICATIONS

256815.00117/90717332.10

Schedule E

SMG Group Pending Applications

Lannigou Exploration License Reservation - License number

[REDACTED #]

宗 MW

SCHEDULE F

SMG GROUP INTELLECTUAL PROPERTY INTERESTS

Licence Agreement dated between and Jinfeng pertaining to the licencing by to Jinfeng, for use at the Jinfeng mine, of a process whereby micro-organisms are used in the oxidation of certain gold bearing sulphidic minerals in order to facilitate gold recovery.

By Deed of Assignment dated assigned to . all rights, title, interests and responsibilities under the Licence Agreement.

[Redacted contract identifiers]

SCHEDULE G

SMG GROUP INSURANCE POLICIES - INFORMATION

Schedule G

SMG Group Insurance Policies

Insurance	Insurer	Policy Identifier
Automobile insurance for site vehicles		Various
Transportation Accident Insurance		

[REDACTED NAME & NUMBER]

SCHEDULE H

CONFIDENTIALITY AGREEMENT

[REMOVED]

SCHEDULE I

PURCHASER'S REQUIRED APPROVALS

1.

2.

3.

4.

5.

6.

[REDACTED APPROVALS]

SCHEDULE J

SINO GOLD REQUIRED APPROVALS

1.

[REDACTED APPROVALS]

SCHEDULE K

TRANSACTION REQUIRED APPROVALS

1. Australian Foreign Investment Review Board approval:

   (1) the Purchaser has received a written notice under the *Foreign Acquisitions and Takeovers Act 1975* (Cth), by or on behalf of the Treasurer of the Commonwealth of Australia stating or to the effect that the Commonwealth Government does not object to the transactions contemplated by this Agreement, either unconditionally or on terms that do not impose unduly onerous obligations on the Purchaser; or

   (2) the Treasurer of the Commonwealth of Australia becomes precluded from making an order in relation to the subject matter of this Agreement and the transactions contemplated by it under the *Foreign Acquisitions and Takeovers Act 1975* (Cth); or

   (3) if an interim order is made under the *Foreign Acquisitions and Takeovers Act 1975* (Cth) in respect of the transactions contemplated by this Agreement, the subsequent period for making a final order prohibiting the transactions contemplated by this agreement elapses without a final order being made.

SCHEDULE L

SAMPLE CASH AMOUNT DETERMINATION

Schedule L
SMG Group
Cash Amount
March 11, 2016
in USD

Business Unit	Legal Entity	Ownership to EPP	Cash (adjusted for ownership)	Cash Equivalents	Term Deposits	Subtotal
Jinfeng Mine	Sino Guizhou Jinfeng Mining Limited	82%				
Sino Mining Guizhou Pty Ltd	Sino Mining Guizhou Pty Ltd	100%				
Subtotal						
Less : Debt and Debt-like Amounts						
Cash Amount						

[REDACTED AMOUNTS]

MW

SCHEDULE M

SAMPLE WORKING CAPITAL AMOUNT CALCULATION

SCHEDULE M
SMG Group Working Capital

As at the month-end date: Dec 31, 2015
US$1,000's
All figures based on the Sino Gold Proportionate Interest

	SMG	Jinfeng	SMG Group Total
1300 - Accounts receivable			
1400 - Prepaid expenses			
1475 – Deposits			
Subtotal: Current accounts receivable			
1450 - Inventory - In Process - Cash			
1451 - Inventory - Ore - Cash			
1452 - Inventory - Ore - DDA			
1455 - Inventory - Dore and Bullion - Cash			
1458 - Inventory - Dore and Bullion - DDA			
1459 - Inventory - In Process - DDA			
1460 - Inventory - Material and supplies			
Subtotal: Inventory			
2000 - Accounts payable and accrued liabilities			
Subtotal: Current accounts payable, and accrued liabilities			
Total working capital			

[REDACTED AMOUNTS]

Methodology

Working Capital is calculated based on the SMG Group Trial Balance at the applicable time which is prepared in accordance with ELD accounting policies, and for the purposes of such calculation:

Part 1 The numerical code preceding each entry, i.e. '2000' in respect of 'Accounts payable and accrued liabilities', reflect the accounting codes used by ELD in its accounting entries;

Part 2 'Current accounts receivable' includes trade accounts receivables, prepaid expenses, advances, deposits and other account receivable expected to be collected within one year or less (or in the normal operating cycle of the business if longer) and 'trade receivables':

2.1 means amounts due from customers for bullion, doré, gold concentrate, other metal concentrates and iron ore sold in the ordinary course of business; and

2.2 are recognised initially at fair value and subsequently measured at amortised cost using the effective interest method, less a provision for impairment where necessary.

Part 3 'Inventory' is valued depending on the nature of the inventory:

3.1 materials and supplies inventory (consisting of consumables used in operations, such as fuel, chemicals, reagents and spare parts) is valued at the lower of average cost (consisting of acquisition, freight and other directly attributable costs) and net realizable value, less, where appropriate, a provision for obsolescence; and

3.2 product inventory (consisting of stockpiled ore, ore on leach pads, crushed ore, in-circuit material at properties with milling or processing operations, gold concentrate, other metal concentrate, iron ore stockpile awaiting shipment, doré awaiting refinement and unsold bullion) is valued at the lower of cost and net realizable value, where 'cost' is the costs incurred in bringing each product to its present location and condition and consist of:

(a) product inventory costs (including direct production costs including mining, crushing and processing; site administration costs); and

(b) allocated indirect costs (consisting of depreciation and amortization of property, plant and equipment);

and is charged to production costs on the basis of quantity of metal sold. Estimates of the costs charged to production costs and costs absorbed into inventory carrying values, based upon actual gold recoveries and operating plans, are regularly evaluated and refined by ELD.

(c) does not include purchase price allocation pushdown entries related to depreciation, depletion and amortization allocated to inventory.

3.3 'net realizable value' is the estimated selling price, less the estimated costs of completion and selling expenses.

Part 4 'Current accounts payable and accrued liabilities':

4.1 consist of trade payables, other taxes and levies payable, prepaid revenues and other accounts payable and accrued liabilities which payment is due within one year or less (or in the normal operating cycle of the business if longer) but does not include any item treated as a Debt-like Amounts and for further clarity does not include deferred income tax liabilities (which are considered long-term in nature).

4.2 trade payables are:

(a) obligations to pay for goods or services that have been acquired in the ordinary course of business from suppliers;

(b) classified as current liabilities if payment is due within one year or less (or in the normal operating cycle of the business if longer) and, if not are presented as non-current liabilities; and

are recognised initially at fair value and subsequently measured at amortised cost using the effective interest method;

4.3

[REDACTED TERMS]

4.4

SCHEDULE N

SMG GROUP CORPORATE CHART


Sino Gold Mining Pty Limited (Australia)
100%
Sino Mining Guizhou Pty Limited (Australia)
82%
Sino Guizhou Jinfeng Mining Limited (PRC)
100%
Jinfeng Mine (PRC)

SCHEDULE O

SMG GROUP INFORMATION TECHNOLOGY INTERESTS

Schedule O

SMG Group Information Technology Interests

Software	Number of Licenses
Visio 2010 /2013	
Adobe Acrobat	
Surpac	
AutoCad 2014	
Rocscience Software	
Zone Maintenance software	
MEX	
ArcGIs 9.0	

[REDACTED NUMBERS]

SCHEDULE P

SMG GROUP EMPLOYEE BENEFIT PLANS

Schedule P

SMG Group Employee Benefit Plans

Benefit	Insurer	Policy Identifier
Transportation Accident Insurance*		

*also listed as on Schedule G - SMG Group Insurance Policy

SCHEDULE Q

OTHER INFORMATION TECHNOLOGY INTERESTS

Schedule Q

Other Information Technology

Software	Number of Licenses
Microsoft FOPE	
Microsoft Office	
Microsoft Windows	
Microsoft Core Cal	
SAP	
Server Licenses	
Symantec Endpoint	

[REDACTED NUMBERS]

SCHEDULE R

FORM OF RELEASE/INDEMNITY AGREEMENTS

RESIGNATION, RELEASE AND INDEMNITY

THIS RESIGNATION, RELEASE AND INDEMNITY (the "**Release**") effective as of <@>, 2016, is made by and between <@>, a company incorporated under the laws of <@> (the "**Company**") and [<@> **INSERT NAME OF OFFICER/DIRECTOR/LEGAL REPRESENTATIVE**], the [<@> **INSERT OFFICER TITLE, IF APPLICABLE**] **[and a director]** of the Company (the "**Officer**") in connection with the Acquisition, as defined in that certain share purchase agreement (the "**Agreement**"), dated as of <@>, 2016, by and among China National Gold Group Hong Kong Limited, China National Gold Group Corporation, Sino Gold Mining Pty Limited and Eldorado Gold Corporation.

IN CONSIDERATION of the mutual covenants contained herein and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties agree as follows:

1. Resignation. The Officer hereby resigns as [<@> **INSERT OFFICER TITLE, IF APPLICABLE**] **[and a director/Legal Representative]** of the Company effective as of <@> **INSERT CLOSING DATE** (the "**Closing Time**").

2. Release by Company. The Company hereby does, for itself and its affiliates and their respective successors and assigns, release and forever discharge the Officer, his heirs, executors, personal legal representatives and successors, of and from any and all known or unknown, contingent or direct, liquidated or unliquidated, actions, causes of action, suits, debts, dues, accounts, bonds, covenants, contracts, claims and demands whatsoever, in law or in equity, which the Company ever had, now has or hereafter shall or may have by reason of or in any way arising in connection with or relating to the Officer having been an officer or director of the Company, existing up to, or arising out of circumstances that occurred prior to and including, the Closing Time, except in the case of fraud, illegality, wilful misconduct or bad faith.

3. Indemnity. The Company will to the fullest extent possible under the laws of the jurisdiction of incorporation of the Company, indemnify and save harmless the Officer against and from:

(a) any and all charges and all known or unknown, contingent or direct, liquidated or unliquidated, actions, causes of action, suits, debts, dues, accounts, bonds, covenants, contracts, claims and demands of every nature and kind whatsoever which may be brought or made by any person, corporation, entity, government or any governmental department, body, commission, board, bureau, agency or regulatory body against the Officer by reason of the Officer being or having been an officer or director of the Company, except in the case of fraud, illegality, wilful misconduct or bad faith; and

(b) any and all costs, damages, expenses (including legal fees and disbursements on a full indemnity basis), fines, liabilities (statutory or otherwise), losses and penalties which the Officer may sustain, incur or be liable for in consequence of the Officer's acting as an officer or director of the Company or are in any way connected with the management, operation, activities or existence of the Company, except in the case of fraud, illegality, wilful misconduct or bad faith.

4. Miscellaneous.

(a) The parties hereto acknowledge and declare that they have been provided with sufficient time and opportunity to consider all factors related to the execution of this and acknowledge a full awareness of its consequences and its voluntary execution.

(b) The provisions hereof shall bind and inure to the benefit of the parties hereto and their respective heirs, executors, personal legal representatives, successors and assigns.

(c) Notwithstanding anything herein to the contrary, this Release shall be effective only as of the Closing Time.

(d) This Release shall be governed by, and construed and enforced in accordance with, the laws of the Province of British Columbia, without regard to the conflicts of laws provisions thereof.

(e) The parties hereto acknowledge that in the event any provision of this Release, or part thereof, shall be found to be void or invalid by a court of competent jurisdiction, such void or invalid provision, or part thereof, shall be deemed to be severed from this Release without in any way affecting the validity, enforceability or effect of any of the remaining provisions, or parts hereof, which shall be and remain in full force and effect.

(f) Each party hereto agrees to do all such things and take all such actions as may be necessary or desirable to give full force and effect to the matters contemplated by this Release.

(g) This Release may be executed and delivered in one or more counterparts, each of which shall be deemed to be an original but all of which when taken together shall constitute one and the same instrument.

(SIGNATURE PAGE FOLLOWS)

IN WITNESS WHEREOF, the parties hereto have executed this Release as of the date first written above.

<@>

Per: ______________________________
Name:
Title:

____
<@>

RELEASE AND INDEMNITY

THIS RELEASE AND INDEMNITY (the "**Release**") effective as of <@>, 2016, is made by and between <@>, a company incorporated under the laws of <@> (the "**Purchaser**") and <@> (the "**Officer**") in connection with the Acquisition as defined in that certain share purchase agreement (the "**Agreement**"), dated as of <@>, 2016, by and among China National Gold Group Hong Kong Limited, China National Gold Group Corporation, Sino Gold Mining Pty Limited and Eldorado Gold Corporation.

WHEREAS the Officer is an officer and/or director **[and/or the Legal Representative]** of **[SMG]** and/or **[Jinfeng]** (the "**Target Companies**").

AND WHEREAS the Acquisition involves the Purchaser acquiring, directly or indirectly, all of the issued and outstanding securities of the Target Companies.

IN CONSIDERATION of the mutual covenants contained herein and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties agree as follows:

1. Release by the Purchaser. The Purchaser hereby does, for itself and its affiliates and their respective successors and assigns, release and forever discharge the Officer, his heirs, executors, personal legal representatives and successors, of and from any and all known or unknown, contingent or direct, liquidated or unliquidated, actions, causes of action, suits, debts, dues, accounts, bonds, covenants, contracts, claims and demands whatsoever, in law or in equity, which the Purchaser or the Target Companies ever had, now has or hereafter shall or may have by reason of or in any way arising out of or in connection with, or relating to the Officer having been an officer or director of the Target Companies, existing up to, or arising out of circumstances that occurred prior to and including, the Closing (as defined in the Agreement) (the "**Closing Time**"), except in the case of fraud, illegality, wilful misconduct or bad faith.

2. Indemnity. The Purchaser will to the fullest extent possible under the laws of the jurisdiction of incorporation of the Target Companies indemnify and save harmless the Officer against and from:

(a) any and all charges and all known or unknown, contingent or direct, liquidated or unliquidated, actions, causes of action, suits, debts, dues, accounts, bonds, covenants, contracts, claims and demands of every nature and kind whatsoever which may be brought or made by any person, corporation, entity, government or any governmental department, body, commission, board, bureau, agency or regulatory body against the Officer by reason of the Officer being or having been an officer or director of the Target Companies, except in the case of fraud, illegality, wilful misconduct or bad faith; and

(b) any and all costs, damages, expenses (including legal fees and disbursements on a full indemnity basis), fines, liabilities (statutory or otherwise), losses and penalties which the Officer may sustain, incur or be liable for in consequence of the Officer's acting as an officer or director of the Target Companies or are in any way connected with the

256815.00117/90809042.3

management, operation, activities or existence of the Target Companies, except in the case of fraud, illegality, wilful misconduct or bad faith.

4. Miscellaneous.

(a) The parties hereto acknowledge and declare that they have been provided with sufficient time and opportunity to consider all factors related to the execution of this and acknowledge a full awareness of its consequences and its voluntary execution.

(b) The provisions hereof shall bind and inure to the benefit of the parties hereto and their respective heirs, executors, personal legal representatives, successors and assigns.

(c) Notwithstanding anything herein to the contrary, this Release shall be effective only as of the Closing Time.

(d) This Release shall be governed by, and construed and enforced in accordance with, the laws of the Province of British Columbia, without regard to the conflicts of laws provisions thereof.

(e) The parties hereto acknowledge that in the event any provision of this Release, or part thereof, shall be found to be void or invalid by a court of competent jurisdiction, such void or invalid provision, or part thereof, shall be deemed to be severed from this Release without in any way affecting the validity, enforceability or effect of any of the remaining provisions, or parts hereof, which shall be and remain in full force and effect.

(f) Each party hereto agrees to do all such things and take all such actions as may be necessary or desirable to give full force and effect to the matters contemplated by this Release.

(g) This Release may be executed and delivered in one or more counterparts, each of which shall be deemed to be an original but all of which when taken together shall constitute one and the same instrument.

(SIGNATURE PAGE FOLLOWS)

IN WITNESS WHEREOF, the parties hereto have executed this Release as of the date first written above.

<@>

Per: ____________________________
Name:
Title:

____
<@>

SCHEDULE S

ESCROW DEED

[REMOVED]

RS MW

SCHEDULE T

FORM OF RELEASE

RELEASE

THIS RELEASE (the "**Release**") effective as of <@>, 2016, is made by and between <@>, a company incorporated under the laws of <@> (the "**Company**") and [<@> INSERT NAME OF OFFICER/DIRECTOR/LEGAL REPRESENTATIVE], the [<@> **INSERT OFFICER TITLE, IF APPLICABLE**] **[and a director]** of the Company (the "**Officer**") in connection with the Acquisition, as defined in that certain share purchase agreement (the "**Agreement**"), dated as of <@>, 2016, by and among China National Gold Group Hong Kong Limited, China National Gold Group Corporation, Sino Gold Mining Pty Limited and Eldorado Gold Corporation.

IN CONSIDERATION of the mutual covenants contained herein and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties agree as follows:

1. Release by Officer.

(a) The Officer, for himself and his heirs, executors, personal legal representatives and successors, forever irrevocably releases, remises and discharges the Company, and its affiliates and their respective successors and assigns and all their former, present and future officers, directors, trustees, employees, agents, insurers and assigns from any and all actions, causes of action, suits, covenants, whether express or implied, costs, interest, losses, debts, claims and demands of every nature and kind whatsoever and howsoever arising which the Officer had, now has or hereinafter may have by reason of the Officer's position or the duties assumed or arising out of, in connection with, or relating to the Officer having been an officer or director of the Company, existing up to and inclusive of the Closing (as defined in the Agreement) (the "**Closing Time**"); and

(b) notwithstanding the foregoing, the Company shall not be released from any obligation to indemnity which the Officer has pursuant to (i) the constating documents of the Company or any applicable corporate legislation governing the Company, or (ii) the Resignation and Release entered into by the Company and the Officer in connection with the Agreement and this Release.

2. Miscellaneous.

(a) The parties hereto acknowledge and declare that they have been provided with sufficient time and opportunity to consider all factors related to the execution of this and acknowledge a full awareness of its consequences and its voluntary execution.

(b) The provisions hereof shall bind and inure to the benefit of the parties hereto and their respective heirs, executors, personal legal representatives, successors and assigns.

(c) Notwithstanding anything herein to the contrary, this Release shall be effective only as of the Closing Time.

(d) This Release shall be governed by, and construed and enforced in accordance with, the laws of the Province of British Columbia, without regard to the conflicts of laws provisions thereof.

(e) The parties hereto acknowledge that in the event any provision of this Release, or part thereof, shall be found to be void or invalid by a court of competent jurisdiction, such void or invalid provision, or part thereof, shall be deemed to be severed from this Release without in any way affecting the validity, enforceability or effect of any of the remaining provisions, or parts hereof, which shall be and remain in full force and effect.

(f) Each party hereto agrees to do all such things and take all such actions as may be necessary or desirable to give full force and effect to the matters contemplated by this Release.

(g) This Release may be executed and delivered in one or more counterparts, each of which shall be deemed to be an original but all of which when taken together shall constitute one and the same instrument.

(SIGNATURE PAGE FOLLOWS)

IN WITNESS WHEREOF, the parties hereto have executed this Release as of the date first written above.

<@>

Per: ______________________________
Name:
Title:

____
<@>